82.4776

Saipem

Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044667
Tel. centralino: 02/5201

Società per Azioni
Sede Legale in San Donato Milanese
Via Martiri di Cefalonia 67
Capitale Sociale Euro 440.692.300 i. v.
Registro delle Imprese di Milano, Codice Fiscale 00825790157
Partita IVA: 00825790157
R.E.A. Milano n. 788744

Eni GROUP

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SUPPL

Rif./Prot. SEGR/ 503

San Donato M.se, December 03, :

02060596

SEC MAIL PROCESSING RECEIVED DEC 09 2002 WASH, D.C. 180 SECTION

Re: Saipem S.p.A. - File No. 82.4776

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Six Monthly Report at 30th June 2002
- Saipem Press Release dated 8th November 2002
- Saipem Press Release dated 12th November 2002

PROCESSED DEC 30 2002 THOMSON FINANCIAL

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Alessandro Bernini, telephone number -- (2) 52034293 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

Saipem S.p.A.
Administration, Finance and Control
Senior Vice President
(Alessandro Bernini)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

For the months of October 2002, November 2002

Saipem S.p.A.
(Exact name of Registrant as specified in its charter)

Via Martiri di Cefalonia 67 - 20097 San Donato Milanese - Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F).

Form 20-F ____ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __X__ No ____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82.4776

82.4776

SIX-MONTHLY REPORT AT 30th JUNE 2002

Eni GROUP

Saipem

CONTENTS

82.4776

■ Saipem is present in the following countries:

Europe: France, Italy, Luxembourg, Netherlands, Norway, Portugal, Switzerland, Turkey, United Kingdom

Americas: Argentina, Brazil, Peru, U.S.A.

C.S.I.: Azerbaijan, Kazakhstan, Russia

Africa: Algeria, Angola, Congo, Egypt, Gabon, Libya, Nigeria, Sudan

Middle East: Abu Dhabi, Dubai, Iran, Oman, Qatar, Saudi Arabia, Sharjah

Far East and Oceania: Australia, India, Indonesia, Malaysia, Singapore, Thailand



● Subsidiaries

■ Joint Venture Companies

▲ Branches

82.4776

SIX-MONTHLY RESULTS

Results achieved by the Saipem Group during the first half of 2002 largely exceeded the already impressive figures attained in the first half 2001.

This is attributable to the company's ability to operate in ultra deep-waters and remote areas, as well as the successful accomplishment of particularly challenging contracts, like the Blue Stream Project.

Revenues for the period amounted to 1,324 million euros (736 million euros in the first half 2001) whereas net income totalled 112 million euros (55 million euros in the first half 2001). Even allowing for the non-consistency over time of revenue volumes and their associated profitability in the construction sectors and, to a lesser extent, in the drilling sectors, the substantial order backlog and the results achieved in the first half of the year strengthen our expectation for 2002 to repeat the record results of 2001, with potential for further improvement.

The following events were of particular importance:
- The acquisition from Halliburton Brown & Root of the remaining 50% of European Marine Contractors (50% had already been acquired by Saipem) owner of the vessels Castoro 6 and Semac;
- The acquisition from Clough of the remaining 50% of SaiClo Luxembourg (50% had already been acquired by Saipem) owner of the vessel Maxita;
- The successful completion, within the planned timeframe, of two subsea pipelines, within the Blue Stream Project, of 767 km in total at depths of 2,150 metres utilising the vessels Saipem 7000 and Castoro Otto;
- Record number of contracts won in the Offshore Construction sector totalling 1,298 million euros;
- Signing the agreement with Bouygues Construction SA for the acquisition of the majority stake of Bouygues Offshore, a leading French company in the engineering sector providing services for the oil industry.

Investments for the period managed to strengthen the offshore fleet and provided the Group with strong engineering and project management competencies, which will enable the company to achieve superior competitive positioning in providing highly specialised services and accomplishing turn-key projects. The Group is focusing on operations in particularly challenging environments, such as ultra-deep waters and remote areas as well as gas projects. The Group will operate globally, through strong local entities, in strategic and fast developing areas, such as West Africa, CSI, Central Asia, North Africa, the Middle East and South East Asia.



Pietro Franco Tali
Chairman & C.E.O.



Hugh James O'Donnell
Managing Director & C.O.O.

THE BOARD OF DIRECTORS

Chairman and Chief Executive Officer
Entrusted with all powers necessary for the ordinary and extraordinary management of the Company, under Italian Law and company's Articles of Association
Pietro Franco Tali

Managing Director and Chief Operating Officer
Responsible for company's operations and commercial activities
Hugh James O'Donnell

Directors
Franco Bruni, Paolo Andrea Colombo (1), Francesco Gatti (2), Roberto Jaquinto, Jacques Yves Léost (3), Marco Mangiagalli, Leonardo Maugeri (4), Marco Reboa, Ian Wybrew-Bond

STATUTORY AUDITORS

Chairman
Gaetano Troina

Auditors
Bruno Maier (5), Fabio Venegoni, Aldo Sanchini (6)

Substitute Auditors
Lorenzo Caprio

INDEPENDENT AUDITORS
Reconta Ernst & Young S.p.A. (7)

---

(1) *Resigned on 30th May 2002.*
(2) *Co-opted as Director, replacing Paolo Andrea Colombo (who had resigned), at the Board of Directors' meeting of 5th July 2002 – Appointed by the Shareholders' meeting of 28th August 2002.*
(3) *Co-opted as Director, replacing Leonardo Maugeri (who had resigned), at the Board of Directors' meeting of 18th July 2002. Appointed by the Shareholders' meeting of 28th August 2002.*
(4) *Resigned on 18th July 2002.*
(5) *Appointed as Auditor, replacing Aldo Sanchini.*
(6) *Deceased on 9th September 2002.*
(7) *Appointed by the Shareholders' Meeting of 4th May 2001.*


82.4776
Saipem S.p.A.
100%
Intermare Sarda S.p.A.
100%
Saipem International B.V.
10%
European Marine Investments Ltd.
100%
Saipem Energy International S.p.A.
100%
Sonsub S.p.A.
25%
50%
100%
Saipem Luxembourg S.A.
75%
Saipem UK Ltd.
50%
European Marine Contractors Ltd.
100%
European Marine Contractors Netherland B.V.
100%
Global Petroprojects Services AG SA Ltd.
100%
ERS Equipment Rental & Services B.V.
50%
SB. Construction & Maritime Services B.V.
100%
Saipem Perforações e Construções Petrolíferas América do Sul Lda.
100%
Saipem Asia Sdn. Bhd.
100%
Saipem (Portugal) Gestão e Participações SGPS S.A.
100%
Saipem (Portugal) Comércio Marítimo Lda.
100%
P.T. Saipem Indonesia
100%
Sonsub Inc.
100%
Saipem Inc.
50%
FPSO - Firenze Produção de Pétroleo Lda.
100%
Saipem Australia Pty. Ltd.
100%
Petrex S.A.
100%
Petro-Marine/BCI Engineering Inc.
50%
FPSO - Mystras Produção de Pétroleo Lda.
100%
FPSO - Mystras (Nigeria) Ltd.
100%
Saipem Mediterranean Services Llc
100%
Saipem Energy International Ltd.
99%
Saipem Argentina S.a.m.i.c. y F.
100%
Moss Maritime A/S
100%
Moss Offshore A/S
50%
Saibos Construções Marítimas Lda.
97%
Saipem Contracting (Nigeria) Ltd.
60%
Saudi Arabian Saipem Ltd.
100%
Moss Maritime Inc.
100%
Saibos FZE
89%
Saipem Nigeria Ltd.
50%
Saibos (Services) S.A.S.
50%
Moss Artic Offshore A/S
50%
Upstream Constructors International FZCO
50%
SaiPar Drilling Company B.V.
40%
Saipem (Malaysia) Sdn. Bhd.
50%
Saipem Aban Drilling Co. PVT. Ltd.
100%
SaiClo Luxembourg S.A.
100%
Sonsub A/S
100%
Sonsub International Pty. Ltd.
100%
Sonsub Ltd.
100%
Sonsub Asia Sdn. Bhd.
100%

DIRECTORS' REPORT

Eni GROUP Saipem

SAIPEM S.p.A. SHARE PERFORMANCE

During the first half of 2002, Saipem ordinary shares, quoted on the Milan Stock Exchange, experienced a 31.51% increase, from 5.49 euros at the end of 2001 to 7.22 euros at the end of July 2002.

This growth is attributable to expectations within the Oil Service sector of envisaged large investments by the Oil Companies resulting from consistently high oil prices, as well as a positive attitude by investors to Saipem's acquisitions.

The shares traded in the first half of the year totalled approximately 287.8 million, versus 132 million in the first half 2001, with a counter value of 1,938 million euros versus 893 million in the first half 2001.

Savings shares experienced strong fluctuations in the first half of the year, due mainly to the very limited number of shares in circulation.
These strong fluctuations, affecting many other similar stock, caused the market Regulatory Body to issue a regulation, currently in force, whereby such stock can only be traded in the last five minutes of every trading session.
At the end of June, savings shares traded at 7.46 euro per share, a price not dissimilar to that of ordinary shares.

Trading of Saipem shares on the Paris Stock Exchange was modest, with prices in line with those recorded in Milan.

Share prices on the Milan Stock Exchange (amounts are in euros)						
	1997	1998	1999	2000	2001	1st half 2002
Ordinary Shares (*)						
maximum	5.59	6.08	4.34	7.19	7.60	7.57
minimum	3.61	3.11	2.94	3.21	4.16	5.45
average	4.50	4.51	3.79	5.43	6.22	6.73
price at half-year end	4.82	3.60	3.59	5.93	5.49	7.22
Savings Shares (**)						
maximum	3.96	6.06	4.30	7.19	7.49	13.71
minimum	1.91	3.19	3.30	3.30	5.32	5.40
average	2.87	4.33	3.77	5.43	6.51	8.50
price at half-year end	3.96	3.59	3.50	5.80	5.32	7.46

(*) no. 440,458,532 ordinary shares

(**) no. 214,268 savings shares convertible to ordinary shares at par, no time restrictions.

OPERATING REVIEW

NEW CONTRACTS AND BACKLOG

New contracts awarded to the Saipem Group during the first half of 2002

(Million euros)

	First half 2001		First half 2002	
	Value	%	Value	%
Saipem S.p.A.	405	34%	991	53%
Group Companies	776	66%	874	47%
Total	**1,181**	**100%**	**1,865**	**100%**
Offshore Construction	504	43%	1,298	70%
Leased FPSO	-	-	17	1%
Offshore Drilling	254	21%	174	9%
Onshore Drilling	220	19%	76	4%
Onshore Construction	203	17%	300	16%
Total	**1,181**	**100%**	**1,865**	**100%**
Italy	25	2%	84	5%
Abroad	1,156	98%	1,781	95%
Total	**1,181**	**100%**	**1,865**	**100%**
Eni Group	115	10%	740	40%
Third Parties	1,066	90%	1,125	60%
Total	**1,181**	**100%**	**1,865**	**100%**

The Saipem Group, in the first half of 2002, was awarded new contracts totalling 1,769 million euros (1,181 million euros in the same period 2001); moreover, following the acquisition of the remaining 50% of European Marine Contractors, the order backlog increased by a further 96 million euros, all in the Offshore Construction sector, reaching a total of 1,865 million euros.
70% of the new contracts awarded are in the Offshore Construction sector, 1% in Leased FPSO, 9% in Offshore Drilling, 4% in Onshore Drilling and 16% in the Onshore Construction sector. Overseas contracts amounted to 95% of the total and contracts awarded by Eni Group companies amounted to 40% of the overall figure. Finally, orders awarded to the parent company Saipem S.p.A. amounted to 53% of the overall total.

Saipem Group – Order backlog at 30th June 2002

(Million euros)

	30th June 2001 Value	%	30th June 2002 Value	%
Saipem S.p.A.	2.026	67%	1.817	54%
Group Companies	1.009	33%	1.577	46%
Total	**3.035**	**100%**	**3.394**	**100%**
Offshore Construction	1.362	45%	1.680	50%
Leased FPSO	20	1%	184	5%
Offshore Drilling	663	22%	551	16%
Onshore Drilling	273	9%	290	9%
Onshore Construction	717	23%	689	20%
Total	**3.035**	**100%**	**3.394**	**100%**
Italy	61	2%	65	2%
Abroad	2.974	98%	3.329	98%
Total	**3.035**	**100%**	**3.394**	**100%**
ENI Group	520	17%	1.104	33%
Third parties	2.515	83%	2.290	67%
Total	**3.035**	**100%**	**3.394**	**100%**

At 30th June 2002 the order backlog had reached a record level of 3.394 million euros, a 19% increase over the figure at 31st December 2001. Breakdown of activities by sector is as follows: 50% in Offshore Construction, 5% in Leased FPSO, 16% in Offshore Drilling, 9% in Onshore Drilling and 20% in Onshore Construction.
Saipem S.p.A. has 54% of the total order backlog. Orders from overseas customers amount to 98%, whilst orders fom ENI Group Companies accounted for approximately 33%.

CAPITAL EXPENDITURE

Saipem Group capital expenditure in tangible and intangible fixed assets during the first half of 2002 amounted to 267 million euros (20 million of which are attributable to Saipem S.p.A.) versus 125 million in the first half of 2001 (71 of which attributable to Saipem S.p.A.).

Capital expenditure for the period includes the acquisition of 50% of European Marine Contractors (139 million euros) and of SaiClo (30 million euros).

The following table provides a breakdown of capital expenditure:

(Million euros)

	First half 2001	First half 2002
Saipem S.p.A.	71	20
Other Group Companies	54	247
Total	**125**	**267**
Offshore Construction	62	198
Leased FPSO	4	3
Offshore Drilling	8	25
Onshore Drilling	19	31
Onshore Construction	27	5
Other	5	5
Total	**125**	**267**

Capital expenditure pertaining to the individual business sectors is detailed in the following pararaphs.
"Other" capital expenditure refers to investments carried out at head office as well as the current implementation of the new group-wide integrated information system SAP R3 at subsidiary and affiliated companies.

Analysis of the individual business sectors:

OFFSHORE CONSTRUCTION

	First half 2001	Year 2001	**First half 2002**
Subsea pipelines laid (km)			
- Italy	134	146	58
- Abroad	238	635	1,169
Total km	**372**	**781**	**1,227**
Structures installed (tons)			
- Italy	1,847	3,908	2,400
- Abroad	41,212	69,120	32,350
Total tons	**43,059**	**73,028**	**34,750**

General Overview

The Saipem Group, thanks to its technologically advanced vessels and its ability to offer integrated turn-key solutions to Oil Companies, is considered one of the world leaders in the Offshore Construction sector, for its highly technologically advanced activities focused on subsea pipelaying and installation of fixed platforms in deep waters, as well as traditional operational and engineering activities. Recent acquisitions enabled the further development of the engineering expertise and increased the Group's capability to carry out EPIC (Engineering, Procurement, Installation, Commissioning) and EPC (Engineering, Procurement, Construction) contracts.
Amongst the semisubmersible vessels equipped with the most advanced state-of-the-art technology, the most important is Saipem 7000 thanks to its dynamic positioning system, a lifting capacity of 14,000 tons and its capability to lay subsea pipelines in ultra deep waters with the "J-lay" system. This capability was successfully employed in the realisation of the Blue Stream Project, completing the laying of the second subsea pipeline during the month of June.
Other vessels include Castoro Sei, capable of laying large diameter subsea pipelines, the Field Development Ship, a special purpose vessel used in the development of deep water fields and the Maxita vessel capable of installing subsea structures as well as rigid and flexible pipelines.
Saipem also boasts a strong position in the subsea market, operating highly sophisticated and technologically advanced vehicles, such as subsea ROVs (Remotely Operated Vehicles), i.e. specially equipped robots, able to carry out complex interventions on pipelines in deep waters.
Group companies operating in the Offshore Construction sectors, in addition to the parent company, are: Saipem U.K., Saipem Inc., European Marine Contractors, Saibos Construções Maritimas (jointly owned and managed with Bouygues Offshore) of which Saipem gained full control as a result of the acquisition of Bouygues Offshore in July 2002, Saipem Malaysia, Saipem Asia, PT Saipem Indonesia, Saipem Luxembourg, Saipem (Portugal) Comércio Marítimo Lda, Sonsub, Intermare Sarda, SaiClo.
Furthermore, Saipem Energy International S.p.A., Saipem Energy Ltd, Moss Maritime, Petro-Marine and Barnett & Casbarian also operate in the Offshore Construction sector.

Market conditions

In the first half of 2002, the Offshore Construction sector bore out the signs of recovery shown in

Geographical areas of activity that experienced particularly significant growth are: the Mediterranean Sea, the Far East and West Africa. Furthermore, the North Sea is still offering steady business opportunities, albeit with lower levels of activity and reduced profitability when compared to recent years.

New contracts

The most important contracts awarded to Saipem Group for the period were:
- the EPIC project NC41 on behalf of Agip Gas BV in Lybia, involving project management, engineering, provisioning, construction, transport, installation of an offshore platform as well as management support in the first 6 months of operations. The contract was awarded to Saipem S.p.A. (leader) and Hyundai Heavy Industries;
- the EPIC project Peciko Phase 4 on behalf of TotalFinaElf in Indonesia, involving engineering, transport and installation of two platforms in addition to engineering, provisioning, installation and pre-commissioning of various subsea pipelines. The contract was awarded to PT Saipem Indonesia;
- the EPIC project Nini & Cecile on behalf of Dong in the Danish sector of the North Sea, involving engineering, provisioning, installation and commissioning of two platforms and two connection subsea pipelines to the existing Siri platform. The contract was awarded to Saipem UK Ltd;
- the Goldeneye project on behalf of Shell in the British sector of the North Sea, involving the laying and testing of two pipelines. The contract was awarded to Saipem UK Ltd;
- the Trunkline Systems Expansion project on behalf of Woodside Energy Ltd in Australia, involving transport, installation and hydrotesting of a pipeling connecting offshore production facilities to the Karratha gas plant. The contract was awarded to Saipem (Portugal) Comércio Marítimo Lda;
- the EPIC project Minerva on behalf of BHP in Australia, involving the laying of a flowline and associated facilities. The contract was awarded to Saipem (Portugal) Comércio Marítimo Lda;
- the Okpoho project on behalf of Agip Energy Natural Resources Ltd in Nigeria, involving engineering, provisioning, construction and commissioning of an offshore platform. The contract was awarded to Intermare Sarda S.p.A.;
- the Okono – Okpoho project on behalf of Agip Energy Natural Resources Ltd in Nigeria, involving transport and installation of the Okpoho platform in addition to various lines connecting the latter to the Okono platform. The contract was awarded to Saibos Construções Marítimas Lda;
- the Oil Terminal project on behalf of Techint in Ecuador, involving transport and installation of an offshore platform. The contract was awarded to Saipem S.p.A.;
- the Cantarell EPC-78B project on behalf of Pemex in Mexico, involving the construction of an export oil terminal comprising the laying of four pipelines. The contract was awarded to Saipem Inc.;
- the Alma development project on behalf of Exxon Mobil in Canada, involving installation of a pipeline between the Theobald platform and the new Alma platform. The contract was awarded to Saipem S.p.A.;
- the EPIC project Djeno on behalf of Elf Congo in Congo, involving the laying of two pipelines. The contract was awarded to Saibos Construções Marítimas Lda.

Capital expenditure

The most significant capital expenditure in this sector involved the following:
- the intial phases of the Maxita conversion. The vessel is being converted to strengthen its flexibility and efficiency in order to exploit a rapidly developing market. The vessel will maintain its capability to lay flexible flow lines, umbilicals and mooring systems in deep waters and will be equipped to lay pipelines in 'reel', 'J-lay' and 'S-lay' configuration.
- upgrading works on European Marine Contractors and Sonsub vessels.

Capital expenditure for the first half of 2002 also included the following company acquisitions:

- the remaining 50% of European Marine Contractors from Halliburton Brown & Root;
- the remaining 50% of SaiClo from Clough.

As a result of the above acquisitions, Saipem gained complete control of the Maxita, Castoro Sei and Semac vessels, thereby strengthening its statigic position in the deep-water large diameter pipelaying market.

Work performed

The Blue Stream Project

On 3rd June 2002, the pipelay vessel Saipem 7000 completed the laying of the second pipeline, considered the most critical phase of the project, within the planned timeframe. The vessel Castoro Otto carried out the final stages of the project, completing all works on 26th June 2002.
The project has been performed on behalf of Blue Stream Pipeline Company B.V. (a joint venture between Gazprom and Snam). It comprised the design, engineering, provisioning and construction of the Blue Stream gas pipeline offshore section connecting the main gas fields in the Russian Federation to Turkey, across the Black Sea. The project involved the laying in the Black Sea, using the innovative 'J-lay' system, of two 24" subsea pipelines of 380 and 387 kilometers respectively at a record depth of up to 2,150 metres on an extremely soft sea-bed in a very diverse marine environment extremely rich in hydrogen sulphide. Testing and commissioning of the two lines will conclude in September and December 2002 respectively. Saipem has also developed and utilised specific robotic systems to help stabilise the pipelines to the seabed. These systems could be used in future maintenance and repair works in ultra-deep waters.
The onshore scope of works involves construction of the Beregovaya compression station, which will be able to transport up to 16 billion cubic metres of gas per year. Bouygues Offshore is carrying out this part of the project.

Other works performed

Other works during the first half of the year included the laying of 659 kilometres of pipeline and installation of 34,750 tons of plant. The breakdown by company is detailed hereafter.

Saipem S.p.A.

Under the frame agreement between Saipem and Agip Division of ENI, installation of the 2,400-ton "Calipso" platform in the Adriatic Sea off the coast of Ravenna was completed. In addition, a subsea pipeline was laid connecting the Barbara A to the Calipso platform off the coast of Ortona, utilising the Derrick Lay-barge Crawler.

Also utilising the derrick lay-barge Crawler, Saipem completed the Capri Acqueduct project in the Tirrenian Sea on behalf of Mantovani S.p.A. The contract involved surveys, supply of pipees and coating material as well as the laying and testing of a pipeline connecting Punta Bacoli in Campania to the island of Capri (Italy).

Engineering, installation and procurement activities started on the Phase 1 of Full Field Development project on behalf of A.I.O.C. (Azerbaijan International Operating Company) in the Caspian Sea. The project involves transport and installation of a template, a drilling rig and a production platform in Azerbaijani waters. The works will be carried out by two vessels, which will be specifically upgraded and equipped for this project.

On behalf of Carigali-Triton Operating Company (CTOC), the joint venture between Technip SA, Technip (Singapore) and Samsung carried out, for the development of the Cakerawala project, transport and positioning of the integrated module, a total of 17,000 tons were moved utilising 'float-over' technology on the launch barge S45. With this project, Saipem achieved the world record for completing the largest 'float-over' ever on the open sea.

PT Saipem Indonesia

implementation of a system involving three flowlines and an export pipeline, all activities in Indonesian waters have been completed utilising the derrick lay barge Castoro 2

The Peciko offshore development project in Southern Borneo on behalf of Total Indonesia is under way. The project consists of engineering, transport and installation of a 'well-head' platform utilising the derrick ship Pearl Marine.

Saipem (Malaysia) Sdn. Bhd.
With regard to the EPIC project ADGF on behalf of Conoco Indonesia, consisting of the implementation of a system involving three flowlines and an export pipeline, all activities in Malaysian waters have been completed utilising the derrick lay barge Castoro 2.

With regard to the development of the Cakerawala offshore gas field in the 'Malesia-Thailand Joint Development Area' by the joint venture between Technip, Samsung and Saipem Malaysia on behalf of Carigali-Tritorn Operating Company (CTOC), installation activities for the second phase of the project were successfully completed. The project involves engineering, supply, construction, installation and pre-commissioning of plants and structures. The second phase in particular utilised the derrick ship Pearl Marine to transport and install the FSO (Floating, Storage and Offloading Unit) to install the integrated deck, the flare stack and decks of the CKP platform as well as the topsides of the CKR platform. As previously stated in the Saipem S.p.A. section, the integrated module was positioned utilising the 'float-over' installation system.

Saipem Asia Sdn. Bhd.
With regard to projects carried out by Saipem Malaysia and Saipem Indonesia, Saipem Asia carried out management activities as well as technical support for the derrick lay barge Castoro 2 and the launch barge S45.

Saipem U.K. Ltd.
As Saipem 7000 was engaged on the Blue Stream project during the whole first half of the year, activities were exclusively focused on the initial engineering phases of projects to be carried out during the second half of 2002.

Saipem Inc.
The Canyon Express project in the Gulf of Mexico was carried out on behalf of TotalFinaElf. The project involved the laying of two flowlines at depths ranging from 92 to 2,200 metres. Umbilicals were laid by the multipurpose vessel Maxita, whilst the FDS vessel laid the first flowline and is completing the laying of the second.

With regard to the Gulf Stream project in the Gulf of Mexico on behalf of Williams Stolt, trenching operations of one line were completed.

Saipem Luxembourg S.A.
The company focused almost exclusively on the implementation of the Blue Stream project, utilising the vessel Saipem 7000.

Saipem (Portugal) Comércio Marítimo Lda.
The company owns part of the Saipem Group fleet and co-ordinates its deployment. Main activities, in the first half of 2002, involved the charter of company vessels to various Group companies for the implementation of Offshore Construction projects.

Furthermore, with regard to the CNOOC Wenchang project, the following equipment was installed on behalf of China Oil Offshore Construction (COOEC): two wellhead platforms, an anchoring system for an FPSO and two pipe-in-pipe lines. The lay barge Castoro 2 was used to lay the pipelines whereas the derrick-ship Pearl Marine was utilised to install the two platforms.

Saibos Construções Marítimas Lda.

The company, jointly owned and managed by Saipem and Bouygues Offshore, carried out the following operations.

In addition to activities related to the Blue Stream project, the pipelaying and lifting vessel Castoro Otto carried out the following works:

- in Nigeria, on behalf of Shell, it completed the EA Development project, involving transport and installation of a jacket and an integrated module;
- in Congo, on behalf of Elf, preliminary activities for the Djeno project started. The project involves the laying of two flowlines connecting Djeno wharf to NKF2 platform off the Congo coast. Operations will start in the second half of the year.
- in Nigeria, on behalf of Elf, works related to the EPIC project Amenam are proceeding. The project involves construction of a platform and its installation by 'float-over'. Construction of the module started in April 2001.

The lay barge SB 230 was involved in the following activities:

- the Sulele project in Angola on behalf of Texaco Panama was completed. The project entailed the laying of a pipeline and the construction and installation of three risers and five spools.

The following activities required the use of new vessel, purposely equipped for the development of FDS subsea fields:

- the Canyon Express project, sub-contracted by Saipem Inc., on behalf of TotalFinaElf in the USA, which comprises the laying of two parallel subsea pipelines in deep waters. The fist subsea pipeline was successfully laid utilising the J-lay system. Operations for the laying of the second line are currently ongoing;
- preparatory activities are progressing for the EPIC project Kizomba-A in Angola on behalf of Exxon-Mobil. The project aims at developing a subsea field during 2003 and 2004.

European Marine Contractors Ltd.

The company, fully consolidated into the Saipem Group from the beginning of the year, performed the following operations:

in the North Sea utilising the vessel Castoro Sei:

- the Penguin project on behalf of Shell is nearing completion. The project involves engineering, supply and laying of a subsea pipeline in the British sector of the North Sea between the Brent Charlie and DC3 platforms;
- the Grane project on behalf of Norsk Hydro involving the laying of two pipelines measuring 254 km in total in the Norwegian sector;

in the Gulf of Mexico:

- additional works requested by the client on EPC projects 28 and 31 on behalf of Pemex, involving engineering, supply, laying, trenching and testing of various lines. The project is being carried out in co-operation with the company Commisa utlising the trench barge Castoro 10 and the support vessel Bar Protector;
- the Canyon Express project in the U.S.A., subcontracted by Saibos, involving the laying of two parallel pipelines by Castoro 10;
- the Gulf Stream project in the U.S.A., on behalf of Stolt/Williams, trenching activities were successfully completed by Castoro 10.

in the Far East utilising the vessel Semac:

- the Lan Tay Lan Do project in Vietnam, on behalf of BP/Amoco, involving the laying of a 372 km gas pipeline. Laying activities are progressing.

Intermare Sarda S.p.A.

The most important construction works carried out in the first half of 2002 were as follows:

- on behalf of Agip Division of ENI, as part of the framework agreement, the jacket of the Calipso platform was completed, in joint venture with Saipem Energy International S.p.A. and Rossetti Marino S.p.A.;

activities for the supply of a drilling template for the Okpoho platform are nearing completion. Pre-fabrication took place in Arbatax (Italy), whilst assembly will be carried out in Nigeria by Saipem Contracting Nigeria;

- on behalf of Agip Energy Nigeria, EPC work for the supply of the jacket and deck for the Okpoho platform have started; pre-fabrication will take place in Arbatax (Italy), whilst assembly will be carried out in Nigeria by Saipem Contracting Nigeria;
- on behalf of IWT S.p.A., as part of the project for the construction of six wind towers , two towers were completed and delivered.

Saipem Energy International S.p.A.

The company supplied engineering services, mainly to Group companies, relating to projects, commercial undertakings and construction works.

The most important projects that required SEI S.p.A. intervention were: the Blue Stream project, the Kizomba project and commercial support for the award of NC41 project in Libya.

Moss Maritime AS

During the first half of 2002, the company developed patents and provided consultancy services for the development, exploration, production and transport of oil & gas. Particularly significant was the work carried out for the construction of a new vessel engineered to transport gas using an innovative in-house developed patent.

Offshore Construction vessels at 30th June 2002

Saipem S.p.A.	
S45	Launch barge for structures of up to 20,000 tons.
Subsidiary companies	
Saipem 7000	Semi-submersible dynamically positioned Derrick vessel capable of lifting structures up to 14,000 tons and of J-laying pipelines at depths of up to 3,000 metres.
Castoro Sei	Semi-submersible pipelay vessel capable of laying large diameter pipes at depths of up to 1,000 metres.
Maxita	Vessel equipped for installation of subsea structures, rigid or flexible small diameter pipes and subsea cables.
Pearl Marine	Derrick ship capable of lifting structures of up to 2,200 tons.
Bar Protector	Dynamically positioned dive support vessel used for deep-water diving operations and works on platforms.
Bar 420 (Semac1)	Semi-submersible pipelay vessel capable of laying large-diameter pipes in deep waters.
Bar 331	Trench barge capable of burying pipes of up to 60" diameter.
Castoro II	Derrick lay barge capable of laying pipe of up to 60" diameter and lifting structures up to 1,000 tons.
Castoro 10	Trench barge capable of burying pipes of up to 60" diameter and laying pipes in shallow waters.
Crawler	Derrick lay barge capable of laying pipe up to 60" diameter and lifting structures up to 540 tons.
Castoro XI	Heavy-duty cargo barge.
Castoro 9	Launch cargo barge, for structures up to 5,000 tons.
S42	Launch cargo barge, for structures up to 8,000 tons.
S44	Launch cargo barge, for structures up to 30,000 tons.
Lifter 1	Lightweight cargo barge.
Companies jointly owned and managed with third parties	
FDS (*)	Dynamically positioned vessel for the development of deepwater fields at depths of up to 2,100 metres, capable of launching 22" diameter pipes in "J-lay" configuration and lifting structures up to 600 tons.
Castoro Otto (*)	Mono-hull derrick pipelay ship capable of laying pipes up to 60" diameter and lifting structure up to 2,200 tons.
Saibos 230 (*)	Work barge, with a light lifting capacity, capable of laying pipes up to 20" diameter
Castoro 3 (*)	Lightweight cargo barge.
Saibos 931 (*)	Launch barge for jackets up to 4,000 tons.
Saibos 103 (*)	Lightweight cargo barge.

(*) – Vessels owned by SaiBos, a company Saipem obtained control of subsequent to half year end, following the acquisition of Bouygues Offshore.

General overview

The Saipem Group, with the acquisition of Moss Maritime and Bouygues Offshore, significantly strengthened its expertise in terms of floating production systems and its ability to manage turn-key projects. The fleet was also strengthened: FPSO Jamestown is now operative alongside FPSO Firenze and a new FPSO vessel, Mystras, is currently being converted and will be completed in 2003. The aforementioned initiatives are being developed in joint venture with Single Buoy Moorings.
The companies FPSO - Firenze Produção de Petróleo and FPSO – Mystras II Produção de Petróleo (both jointly owned and managed with Single Buoy Moorings) operate in the Leased FPSO sector.

Market overview

The Leased FPSO sector is rapidly expanding and this trend is destined to further consolidate in the future. The versatility and efficiency of the floating production systems, together with subsea development technologies have proved to be particularly suited to the exploitation of deep-water fields, where it is not possible to install fixed structures, or in areas where transport infrastructure is lacking. The FPSO solution is also very effective in the exploitation of marginal fields in shallow waters.
The Saipem Group is still under-strength in this sector; however, through the aforementioned acquisitions it is planning to grow selectively, focusing on the most profitable business sector and trying to fully exploit the new opportunities the market will offer.
A significant growth in activities is expected in South America and West Africa.

Capital expenditure

Activities on the conversion of the tanker Mystras, acquired last year, into and FPSO vessel (Leased FPSO storage and offloading system) are progressing as planned.

Works performed

FPSO - Firenze Produção De Petróleo Lda.

The production vessel Firenze, owned by the company, operated continuously during the first six months of 2002 on the Aquila 2 and 3 wells, in the southern part of the Adriatic Sea (Italy) at depths of 850 metres.

FPSO – Mystras II Produção De Petróleo Lda.

The production vessel Jamestown, owned by the company, operated continuously during the first six months of 2002 in Nigeria on the Okono/Okpoho fields, at depths ranging from 60 to 130 metres.

OFFSHORE DRILLING

	First half 2001	Year 2001	First half 2002
Metres drilled			
- Abroad	60,004	106,797	53,762
Total mt	60,004	106,797	53,762
Wells drilled			
- Abroad	22	36	25
Total	22	36	25

General Overview

In the Offshore Drilling sector, the Group operates off the coast of Norway, in West and North Africa, the Persian Gulf, Peru and India. Amongst the Group's fleet, the following vessels are of particular interest: Saipem 10000, capable of working at depths of up to 3,000 metres using its dynamic positioning system; Scarabeo 7, a semi-submersible vessel capable of operating at depths of up to 1,500 metres, Scarabeo 5, a fourth generation semi-submersible vessel, capable of working at depths of over 1,800 metres and drilling to a depth of 9,000 metres. Beside Saipem S.p.A., other Group companies operating in this sector are: Saipem Nigeria, presiding over the strategic area of West Africa; Petrex, operating in South America; Saudi Arabian Saipem, focusing on the Middle East; Sonsub, handling all equipment necessary to carry out deep-water operations; and Saipem (Portugal) Comércio Marítimo Ltd, which manages all drillships, except for Scarabeo 5, managed by Saipem S.p.A.

Market overview

In the first half of 2002, the Offshore Drilling sector generally bore out the positive trend of the last two years.
Vessel utilisation was high, both for vessels working in shallow waters (jack-up) and those capable of working in deep waters (semi-submersible and drillships). Ultra-deep water vessels, able to operate at depths of over 1,500 metres, worked continously and always at highly profitable rates. The overall prospects for the second half of 2002 are positive, with the strong possibility of further development in Brazil.

New contracts

The most significant contracts awarded during the period were:
- on behalf of Agip Iran, the three-year charter of the jack-up Perro Negro 3 in Iran. The contract was awarded to Saipem S.p.A.;
- on behalf of NAOC, the one-year charter of the semi-submersible platform Scarabeo 4 in Nigeria. The contract was awarded to Saipem S.p.A.;
- on behalf of Belbop, the one-year charter of the jack-up Perro Negro 5 in Nigeria. The contract was awarded to Saipem S.p.A.;
- on behalf of Agip Recherches Congo, the nine-month charter of the semi-submersible platform Scarabeo 3 in Congo. The contract was awarded to Saipem S.p.A.

Capital expenditure

The most significant items of capital expenditure within the Offshore Drilling sector were as follows:
- upgrades to the 5820 package to make it capable of carrying out a project in Libyan waters;
- upgrades to jack-up Perro Negro 2 to make it capable of carrying out a recently acquired project in Saudi Arabia on behalf of Aramco.

Work performed

Activities during the first half of 2002 involved the drilling of 25 wells, totalling approximately 53,762 metres.

Saipem 10000
The deep-water drillship Saipem 10000 resumed operations on 14th May 2002 in waters of up to 1,500 metres off the Angolan coast. Activities in West Africa are expected to continue until November 2002; when the vessel will undergo upgrades to make it capable of drilling at depths of up to 3,000 metres before being transferred to Brazil.
The loss of hire, following the non-utilisation of the vessel until 14th May 2002, was indemnified by a specific "loss of hire" insurance for 88 days at full operational rate.

Saipem S.p.A.
Drilling activities were carried out offshore the following countries: Angola, Congo, Egypt, Gabon, India, Iran, Libya, Nigeria, Norway and Saudi Arabia fully utilising the company fleet.
In particular:
- the semi-submersible platform Scarabeo 3 continued operations in Congo on behalf of Agip Recherches Congo.
- the semi-submersible platform Scarabeo 4 underwent structural repair works before resuming operations off the Nigerian coast on behalf of NAOC.
- the semi-submersible platform Scarabeo 5 continued drilling operations off the coast of Norway on behalf of Norsk Hydro. Upon completion, it will start operations on behalf of Statoil under a three-year contract.
- the semi-submersible platform Scarabeo 6 carried out operations in Norwegian waters on behalf of Norsk Hydro, under a contract due to be completed in March 2003.
- the semi-submersible platform Scarabeo 7 operated in Nigerian waters on behalf of TotalFinaElf. On completion of this work, expected by September 2002, it will remain in Nigerian waters and start operations on behalf of NAE.
- the jack-up Perro Negro 2 operated in the Persian Gulf; and after undergoing upgrading works, started operations on a new project in Saudi Arabia on behalf of Saudi Aramco.
- the jack-up Perro Negro 3 continued workover and drilling operations in Indian waters on behalf of ONGC, in joint venture with Jindal.
- the jack-up Perro Negro 4 continued workover operations on behalf of Petrobel in the Gulf of Suez. The contract was extended until July 2003.
- the jack-up Perro Negro 5 continued drilling operations off the coast of Nigeria on behalf of Belbop, through the controlled company Saipem (Nigeria) Ltd. The contract was extended until the end of March 2003 with an option for a further 12 months.
- In Congo, workover and mainenance works continued on the fixed platforms owned by Agip Recherches Congo.
- In Libya, maintenance operations are continuing on the fixed platforms DP3 and DP4 on behalf of Agip Name. The platform and the three drilling rigs are owned by the client.

Saipem (Nigeria) Ltd.
The jack-up Perro Negro 5 continued operations on behalf of Belbop; the contract was extended until the end of March 2003 with an option of a further 12 months. The semi-submersible platform Scarabeo 4 carried out work on behalf of NAOC. The semi-submersible platform Scarabeo 7 also operated in Nigerian waters on behalf of TotalFinaElf.

Saudi Arabian Saipem Ltd
The jack-up Perro Negro 2 completed upgrade works and commenced operations in Saudi Arabia on behalf Saudi Aramco.

Petrex S.A.

on behalf of Petrotech utilising two packaged rigs belonging to SPCP.

Saipem (Portugal) Comércio Marítimo Lda.
The company continued to lease drilling rigs to Saipem S.p.A..

Utilisation of vessels

Utilisation of main vessels was as follows:

Vessel	Days under contract	
Semi-submersible platform Scarabeo 3 (*)	181	
Semi-submersible platform Scarabeo 4 (*)	166	(a)
Semi-submersible platform Scarabeo 5 (**)	181	
Semi-submersible platform Scarabeo 6 (*)	181	
Semi-submersible platform Scarabeo 7 (*)	170	(a)
Drill-ship Saipem 10000 (*)	136	(b)
Jack-up Perro Negro 2 (*)	30	(c)
Jack-up Perro Negro 3 (*)	181	
Jack-up Perro Negro 4 (*)	181	
Jack-up Perro Negro 5 (*)	176	(a)

(*) Vessel owned by controlled companies.
(**) Vessel leased by Saipem S.p.A..

a - For the remaining days (to 181), the vessel underwent structural repairs.
b - The residual 45 days comprise: 28 days not covered by the "loss of hire" insurance policy and 17 days for completion of repair works.
c - For the remaining days (to 181), the vessel was upgraded in readiness for a new contract in Saudi Arabia.

ONSHORE DRILLING

	First half 2001	Year 2001	First half 2002
Metres drilled			
- Italy	12,087	18,581	4,973
- Abroad	70,303	171,102	147,437
Total mt	**82,390**	**189,683**	**152,410**
Wells drilled			
- Italy	3	3	2
- Abroad	23	52	47
Total	**26**	**55**	**49**

General overview

In the Onshore Drilling sector, the Group operates in Italy, Algeria, Egypt, Saudi Arabia, Nigeria, Kazakhstan, Peru and Russia, through the parent company as well as Saipem Nigeria, Petrex, SaiPar (jointly owned and managed with Parker Drilling Co.), Saudi Arabian Saipem, Saipem Perfurações e Construções Petrolíferas América do Sul.
Furthermore, Saipem S.p.A. in joint venture with Trevi S.p.A. carries out drilling, workover and mining closure operations, utilising technologically advanced equipment, in Italy and Venezuela.

Market overview

Onshore Drilling activities during the first half of 2002 increased significantly versus the same period the previous year.
Continuous operation of rigs in Saudi Arabia more than compensated for the work reduction in South America, resulting from the Argentinian economic crisis. Overall utilisation of rigs was high.
The outlook for the second half of 2002 is generally positive, although uncertainties over South America remain high and market expectations are dependent on developments in the Argentinian crisis.

New contracts

The most significant contracts awarded in the period comprised the following projects:
- on behalf of Eni Divisione Agip, the two-year charter with the option of a further two years of 3 rigs in Italy. The contract was awarded to Saipem S.p.A.;
- on behalf of Lasmo, the one-year charter with the option of a further year of a rig in Venezuela. The contract was awarded to Petrex SA;
- on behalf of NAOC, the six-month charter of a rig in Nigeria. The contract was awarded to Saipem S.p.A.;
- on behalf of Sonatrach/Agip, the six-month charter of a rig in Algeria. The contract was awarded to Saipem S.p.A.

Capital expenditure

Capital expenditure in the Onshore Drilling sector was almost entirely related to the completion of upgrading activities involving the rigs that started operation in Saudi Arabia on behalf of Aramco during the first half of the year.

Work performed

Saipem S.p.A.
Operations were carried out utilising 12 rigs in Saudi Arabia, Italy, Algeria, Egypt and Nigeria.
Onshore Drilling works carried out on behalf of Agip Division of Eni in Italy utilised three rigs, two of which for drilling deep wells and one for medium/deep drilling.
In particular:
- two high depth drilling rigs operated in the Novara area (Italy);
- one medium/high depth drilling rig continued operations near Crotone (Italy).

In Algeria, a medium depth drilling rig operated on behalf of BHP, another medium depth rig worked on behalf of Groupement Agip-Sonatrach.

In Egypt, a medium-depth drilling rig carried out workover operations on behalf of Petrobel as part of the one-year contract.

In Nigeria, onshore drilling activities were carried out in cooperation with Saipem (Nigeria) Ltd. utilising three rigs. Further details can be found in the section "Saipem (Nigeria) Ltd.".

In the Uralsk province of Kazakhstan, two drilling rigs continued operations on behalf of Karachaganak Petroleum Operating (K.P.O.).

In Saudi Arabia, two additional rigs began drilling operations on behalf of Saudi Aramco.

Saipem (Nigeria) Ltd.
A drilling rig operated on behalf of Elf Petroleum and two rigs carried out drilling activities on behalf of NAOC. All contracts are ongoing until the end of the year.

Petrex S.A.
A drilling rig, owned by Saipem Perfurações e Construções Petrolíferas América do Sul Lda. (SPCP), operated in the area of Trompetero (Amazon Forest) in Peru on behalf of Pluspetrol.
A drilling rig, owned by Petrex, operated on behalf of Pluspetrol in the area of Teniente Lopez (Amazon Forest) drilling two wells.
A drilling rig, owned by Petrex, operated on behalf of Repsol/Ypf in the area called Block 35.
A rig, owned by SPCP, drilled two development wells in the area of Piura on behalf of Olympic and subsequently carried out "heavy workover" operations on behalf of Maple Gas.
Furthermore, with regard to the pulling and workover sector:
- in the area of Talara, 256 operations were carried out on behalf of Perez Companc;
- in the areas of Teniente Lopez and Trompetero (Amazon Forest), 67 works were carried out on behalf of Pluspetrol.

Saipem Perfurações e Construções Petrolíferas América do Sul Lda.
The company owns 11 drilling and workover rigs, of which 10 are under utilisation in Peru, in co-operation with Petrex; whilst one has begun drilling activities in Astrakhan (Russia) on behalf of Agip Energy BV, as part of a three-year contract with an option of a further two years.

SaiTre Joint Venture
The SaiTre joint venture, between Saipem S.p.A. (51%) and Trevi S.p.A. (49%), continued drilling operations of medium-low depth wells in Italy (in total 6 wells were drilled and 5 operations were carried out on existing wells), on behalf of Agip Division of Eni, utilising a technologically advanced hydraulic system; the one-year contract started in January and has two options of a further 12 months each.
The rig, chartered by SaiTre to Trevi S.p.A. to carry out drilling operations in Venezuela, concluded activities in June. During the second half of the year, the rig will be chartered out to Petrex to carry out works in Venezuela on behalf of Lasmo, under a one-year contract, with an option of a further year.

Saudi Arabian Saipem Ltd.

During the first half of 2002, the two additional rigs started drilling activities, bringing the total number of rigs currently in operations in Saudi Arabia to eight. The work is part of a three-year contract with an option of a further year on behalf of Saudi Aramco.

SaiPar

Drilling and workover operations continued on behalf of Karachaganak Petroleum Operating (K.P.O.) in the province of Uralsk in Kazakhstan.

The following equipment was utilised: one rig chartered from the local company Kazburgas, two rigs owned by Saipem S.p.A. and three rigs by the US company Parker.

Utilisation of equipment

Onshore drilling activities amounted to an average rig utilisation of 89% (versus 67% in the same period 2001). The geographical breakdown is as follows: 15 rigs operated in Peru, 3 in Italy, 3 in Nigeria, 2 in Algeria, 1 in Egypt, 2 in Kazakhstan, 1 in Russia and 8 in Saudi Arabia. Also, eight third party rigs were operating in Peru and one third party rig operated in joint venture with SaiPar in Kazakhstan.

ONSHORE CONSTRUCTION

	First half 2001	Year 2001	First half 2002
Pipeline laid (km)			
- Abroad	60	552	451
Total km	60	552	451
Industrial installation (ton.)			
- Abroad	420	18,120	13,400
Total tons	420	18,120	13,400

General overview

Although the Onshore Construction sector is generally highly fragmented and is characterised by fragile entry barriers, the Saipem Group has managed to strengthen, over the years, its presence in this sector, particularly through the realisation of complex, vast and logistically challenging projects. The regions in which the Group consistently operates are the Middle East and Nigeria. The Group is also currently active in Kazakhstan, where it operates in joint venture with another international company, on a project employing approximately 10,000 people, as well as in Ireland and Algeria. In addition to the parent company (individually or in association with other international operators), the following subsidiaries also carry out onshore construction activities: Saipem Contracting Nigeria, Saudi Arabian Saipem and Saipem Asia.

Market overview

During the first half of 2002, the Onshore Construction sector bore out the recovery signs shown during the second half of 2001. The growing demand for infrastructure, to enable the transport of oil and gas over long distances, strengthens expectations for the future development of this market. The pipelay sector is expected to experience extensive growth in the coming years, particularly in geographically remote areas, such as Central Asia, Russia and Nigeria.
The Plant Construction sector (refineries and petrochemical plants) is enjoying a recovery in investments by the Oil Companies, although growth is expected to be inconsistent. Main areas of interest in this sector are the Middle East and Central Asia.

New contracts

The most significant contracts awarded in the first half of 2002 were:
- on behalf of Sonatrach/Bhp/Agip Algeria, the EPC project ROD (Rhourde Ouled Dejmaa) Integrated Development, in Algeria. The project comprises engineering, procurement, construction and commissioning works for the expansion of Ber Rebaa North Oil Centre and the construction of a new process module, a gas collection network and their associated connections to the wellheads. The contract was awarded to Saipem S.p.A. (leader) in joint venture with Bouygues Offshore S.A.;
- on behalf of NAOC, the EPC project Obiafu/Obrikom, in Nigeria, comprising engineering, procurement, construction, commissioning and start-up operations for the expansion of the existing Obiafu/Obrikom gas plant and the construction of a flow station in adjacent areas. The contract was awarded to Saipem S.p.A.;
- on behalf of Saudi Aramco, the Ghazal & Tinat project, in Saudi Arabia involving pipelaying activities. The contract was awarded to Saudi Arabian Saipem Ltd.

Capital expenditure

Investments in the Onshore Construction sector focused on the acquisition and readying of vessels and equipment necessary for the execution of projects in Saudi Arabia and Nigeria.

Works performed

Onshore Construction activities, during the first half of 2002, comprised the laying of 451 km of pipe of various diameter and installation of 13,400 tons of equipment. The most important operations are detailed as follows by geographical area.

Saipem S.p.A.
In Kazakhstan,
construction of the 24" pipeline was completed, totalling 650 km.
With regard to the Karachaganak project, activities for the installation of one of the two plants are in their final stages, whilst operations on the second plant are ongoing. The project was awarded to Karachaganak Petroleum Operating BV in joint-venture (split liability) with Consolidated Contractors Int. Co. The contract comprises the construction of two plants for the treatment/compression of gas/condensate, a gas collection network and a 650-km condensate pipeline.

In Oman,
engineering and procurement activities were completed, whilst construction (backfilling, lowering) and commissioning operations are approaching completion. 155 km of pipeline were laid for the Fahud-Sohar project, on behalf of Oman Gas Company. The project has been undertaken by a joint venture comprising Saipem (leader), Consolidated Contractors Int. Co., Snamprogetti and Mitsubishi Co. and involves the laying of a 305 km gas pipeline.

In Nigeria, on behalf of NAOC, engineering and procurement activities for the Obiafu/Obrikom project have started.
Civil works are ongoing in various areas; these comprise building of roads, emergency interventions and flowline installations.
On behalf of NGC, the project for the Rehabilitation of NGC Gas Metering Stations is in the construction phase.
Construction works are underway for the installation of the fourth compression module at Obiafu-Obrikon.
On behalf of SPDC, dismantling post-commissioning activities are ongoing with regard to the Ughelli Pump Station project.
On behalf of TotalFinaElf, with regard to the project for the installation of two Screw Compressors in the Obaji Plant, the operative phase of the project is underway.

During the first half of 2002, a total of 620 tons of equipment have been installed in Nigeria, in addition to civil works, electrical and instrument works having been carried out in various areas.

In Algeria, the EPC project OZ2 (Arzew Pump Stations), on behalf of Sonatrach, in joint venture with Spie Capag, comprising the implementation of six pumping stations and the oil landing terminal at Haoud El Hamra – Arzew. The Project Management Team was successfully mobilised in France (Paris-Cergy), whilst engineering and procurement activities are ongoing. Furthermore, refurbishment of camp facilities is almost complete, personnel are being mobilised to the site and the first local subcontractors have been appointed to carry out civil works.
With regard to the ROD project, on behalf of Sonatrach (Bhp/Agip), organisational and preparatory activities have started, the Project Management team is being mobilised and the engineering phase of the project is about to start in France.

In Ireland, within the 'Gas Pipeline to the West' project, on behalf of Bord Gais Eireann, in joint venture with Pj Hegarty, comprising the construction of a gasline and stations with on-off valves, civil and mechanical works connected to the pipelaying are continuing. During the first six months of 2002, a total of 40 km of pipe was laid, including the completion of the two-kilometre crossing of the Shannon river at depths of approximately 40 metres.

Saipem Contracting (Nigeria) Ltd.
The company operated in joint venture with the parent company Saipem S.p.A. carrying out contracts in Nigeria.

Saudi Arabian Saipem Ltd.
On behalf of SWCC, and in joint venture with Snamprogetti, the company has almost completed the commissioning phase for the pumping stations on the Shoaiba-Jeddah Water Transmission System project.
On behalf of Saudi Aramco, engineering, decruding, cleaning and drying activities of the pipeline were successfully completed, whilst replacement of pipeline sections are still ongoing, as part of the EPC AY-1 P/L Conversion Project, comprising the conversion of the AY-1 line from an oil to a gas pipeline.
On behalf of Saudi Aramco, activities progressed on the Khuff project, involving the connection of new wells, the laying of gas collection lines and maintenance works.
On behalf of Snamprogetti, activities regarding the civil, mechanic and electro-instrumentation scope of work are progressing on the Harad Arab Light project, which is of strategic importance to Saipem, as it is the first such project won in Saudi Arabia. It comprises the construction of a GOSP (Gas Oil Separation Plant) and a 62 km pipeline and includes installation of new equipment in the existing Hawiyah Water Injection Plant. During the first half of 2002, civil works, pre-fabrication and assembly activities were carried out, resulting in 2,300 tons of equipment being installed.

Saipem Asia Sdn. Bhd.
The Ratchaburi/Wang Noi project was awarded by PTT Thailand to the joint venture with Mitsui and comprises the laying of a pipeline and implementation of the associated control and telecommunication systems. Occasional interventions were carried out as part of equipment warranties.

Onshore Construction equipment at 30th June 2002

	Saipem Group
Cranes from 10 to 150 tons	110
Backhoes	110
Sidebooms	167
Pay welders	63
Pay and wheeled loaders	37
Trenchers	2
Dozers – tracked loaders	65
Motor graders and compacter rollers	35
Rock drills	11
Various wheeled tractors	88
Pipe bending machinery	34
Cars – off road vehicles - trucks – buses	798
Trailers – semi-trailers – dollies	93
Pipe boring/pushing machines	3
Motorised and electric welding machines	810
Water pumps and air compressors	166
Power generators	201
Accommodation facilities (beds) (*)	5,054

(*) includes the camp in Kazakhstan

RESEARCH AND DEVELOPMENT

During the first half of 2002, having successfully completed operations on the Blue Stream project, Saipem continued its commitment to developing distinctive and innovative solutions aimed at improving the Group's competitive position in the technologically advanced market sector. To maximise the results achieved, Saipem is pursuing those projects aimed at transferring the technology to the production line; the new development drives are focused on 'frontier' projects both in terms of technical feasibility and environmental conditions.

The total cost of projects during the first half of 2002 amounted to 3 million euros, of which 1 million was posted to the income statement, while 2 millions, used for the prototype and implementation phases of projects, were capitalised to increase the value of the relevant tangible fixed assets.

The most significant projects carried out during the period included:

Pipelaying technology

Studies aimed at increasing the pipelaying capacity of Saipem 7000, in view of future vessel deployments, are progressing. The software for the definition of plastic pipelaying models is nearing completion.

Welding technology

The study commissioned to develop a conceptually innovative welding system was successfully completed. Its aim was to significantly improve productivity in the medium term. The project is now in the experimental stage and tests are currently being carried out on prototypes.

Technology supporting operations

The modular linear winch prototype is currently undergoing tests. A new conceptual research study on pipelaying techniques in challenging environments (remote areas and ultra-shallow waters) has been commissioned.

Subsea intervention systems

A new project was launched, aiming at developing technologies for ultra-deep water and 'black water' operations; the background analysis will be followed by the identification of technological objectives.

Development of deepwater fields

The second phase of the 'pipe-in-pipe' project is progressing. The project aims at developing a solution to guarantee the continuity of flow in subsea pipelines used for the transport of hot fluids.

Moreover, main activities have begun on an important development project concerning an innovative concept of floating production system, called 'Octabuoy': the system is owned by Moss Maritime and is being developed in co-operation with Saipem Energy.

In the meantime, a new project has been launched by the same parties aimed at identifying an integrated Floating LNG Plant configuration for the production, storage, transport and re-gasification of natural gas.

Drilling

A project aimed at improving the dynamic positioning technology of vessels is currently nearing completion. This innovative instrument will allow the Saipem fleet to considerably increase operational safety: the system increases the redundancy of geographical positioning systems, by using the pipeline and riser as reference, effectively becoming a 'class 3' system. The project is financed by the Eni Research Fund.

Other projects

The CoBrain software for the 'knowledge management' system is currently being enhanced with the implementation of an automated system able to structure acquired information.

Moreover, the pilot implementation of a new 'tool' is currently underway, enabling users to access proceedings pertaining to the main conferences of the market sector of the last few years.

QUALITY ASSURANCE, HEALTH, SAFETY AND ENVIRONMENT

During the first half of 2002, Saipem continued to improve, upgrade and apply Health, Safety and Environment (HSE) and Quality Assurance (QA) management systems, the latter certified to comply with the international standard ISO 9001:1994.

The year 2001 saw the integration of QA and HSE control systems, thereby creating a new service, capable of responding to and satisfying the requirements of an increasingly QHSE conscious national and international market.

At the beginning of 2001, Vision 2000 was issued, the official update of the International Regulations ISO 9000 standards, which for the last fifteen years has been regarded as the sole world standard and is used by all major clients as a contractual requirement for quality.

Consequently, Saipem's objective is to obtain updated certification of its QHSE system by the end of 2002. The main developments which will enable Saipem to attain the upgraded certification are detailed as follows:

- the functional approach will be superseded in favour of a business processes based approach, emphasising activities aimed at continuous improvement;
- extending training to all levels of activity and consolidating auditing procedures;
- introducing a new 'client satisfaction' monitoring system and evaluating services received from suppliers;
- implementing a Quality cost control system.
- HSE activities focused greatly on evaluating the effectiveness of the company and Group management systems as well as training activities, deemed to be the main factor in reducing accidents. Some of the main activities carried out in the period are as follows:
- attainment of ISM Code (International Safety Management) for Saipem Group companies involved in offshore activities (Saipem S.p.A., European Marine Contractors, SaiBos) and for Saipem fleet vessels;
- auditing activities on projects and vessels, both offshore and onshore, to identify and address possible shortcomings;
- implementing safety training programmes, for both management and operational personnel;
- continuing to monitor the environment;
- ergophthalmological tests for those personnel exposed to computer screens for more than 20 hours per week;
- implementing the Strategic Health Plan (PSS - Programma Strategico Sanitario) to ascertain both direct and indirect costs sustained by the Group medical segment.
- strengthening of the HSE structure in Bucharest, Romania and creating a decentralised quality assurance centre, whose responsibilities include training, research and recruitment of personnel for new operational projects;
- development of a new software to manage all environmental data and issue of an Annual HSE Report
- completing the Annual Report containing safety statistics to be issued to the company management;
- organising a Management Review Meeting aimed at evaluating the company performance, its development programmes and improvement plans for the future;
- launch of the Sustainability Project.

The ever-increasing attention paid by the Group to QHSE issues allowed the company to improve its safety records, to reduce quality non-conformities and be proactive in preventive health matters.

HUMAN RESOURCES

Human resources policy, during the first half of 2002, was consistent with the policies introduced the previous year and in line with Saipem business requirements. Specifically it focused on three important aspects:

- development of human resources through the identification of career paths and training in addition to implementing retention policies for resources deemed critical for Saipem business;
- internationalisation of resources by developing local content in countries where Saipem operates in order to identify flexible resources, able to meet business requirements, and promoting exchange of expertise and know-how within the Group;
- analysis of integration opportunities in terms of structures, processes, expertise and professional competencies with companies recently acquired by the Saipem Group.

The following data emphasise the adoption of the aforementioned policies in the first half of 2002. Following the recent company acquisitions and the growth in Construction activities, Saipem Group increased its global workforce from an average of 11,105 personnel in the first half 2001 to 15,863 in the first half of 2002, of which 6,510 are employed by the parent company Saipem S.p.A. (4,343 in the same period 2001).

At the same time, the further increase in international personnel (13,646 in the first half of 2002) versus the first half 2001 (8,873) against the decrease in Italian staff (from 2,232 in the first half 2001 to 2,217 in the same period 2002) shows the company firm commitment to 'internationalise' its workforce.

Finally, as further evidence of Saipem's commitment to value its human resources, the number of Italian personnel with fixed-term employment contracts has fallen by 19%, while open-ended contracts increased by 1%.

Within these policies, the recruitment strategy took into account the qualitative mix of existing skills. From the second half of 2001 to 30th June 2002, 57 graduates were recruited (of which 27 under a vocational training contract) and 37 personnel in possession of secondary education diplomas (of which 8 under a vocational training contract).

	Average workforce first half 2001	**Average workforce first half 2002**
Saipem S.p.A. (*)	4.343	6,510
Other Group companies	6.762	9,353
Total	**11.105**	**15.863**
Offshore Construction	2.502	3.819
Leased FPSO	32	31
Offshore Drilling	1.250	1,331
Onshore Drilling	2.032	2,165
Onshore Construction	4.593	7,628
Staff	696	889
Total (**)	**11.105**	**15.863**
Italian personnel	2.232	2,217
International personnel	8.873	13.646
Italian personnel under open-ended contract	2.048	2.068
Italian personnel under fixed-term contract	184	149
Total	**2.232**	**2.217**

(*) *inclusive of personnel employed by joint-venture companies, proportional to the stake held.*

(**) *inclusive of consolidated companies. For those companies consolidated using the proportional method, a proportion equal to the consolidated percentage was used.*

Industrial relations in the first half of the year showed an increase in the number of meetings held with Union representatives to reach a series of agreements: the renewal of the National Contract of Employment for the Energy and Oil sectors; the second level agreement concerning

82.4776

Saipem Group Seagoing employees; the agreement on shifts rotations and Intermare Sarda bonuses for the period 2001-2004.

Furthermore, meetings with the company union representatives have resulted in the agreement, for the San Donato Milanese office, on the new classification system and new working hours for the year 2002 .

With regard to Internal Communication issues, during the first half of 2002, a series of activities was scheduled aimed at updating Saipem intranet content and re-styling of the quarterly company magazine.

Systems, tools and guidelines aiming at developing human resources were drawn up with a view to implementing them throughout all Saipem Group companies and therefore also to non-Italian personnel. Consistent with the RES project (Retention, Efficiency and Development), new appraisal procedures (concerning performance, potential and roles), recruitment and induction procedures were introduced as well as management systems aimed at young resources. The introduction of these development tools proved particularly motivating at Group overseas companies.

International training programmes at various Group companies have been implemented and career development initiatives have been defined with project and risk management in mind: simultaneously, a retention and monitoring project for international key resources has also been undertaken.

With regard to organisational issues, efforts were made to improve efficiency and effectiveness of processes and structures within Saipem. This was accomplished through rationalisations and re-organisation of Group companies affected by recent changes in terms of acquisitions and/or incorporations as well as through integration and streamlining of company procedures, facilitated by the new integrated information system.

The will and concrete commitment to focus on Saipem's high added value core business allowed the identification and evaluation of new business opportunities through the employment of acquired expertise and competencies: within this scenario, steps are being taken to rationalise existing structures.

Consolidation of the 'Corporate' organisational structure is progressing, aimed at devolving decision-making powers to the operative companies, albeit within the parent company overall co-ordination. In this context the Document System plays a pivotal role in the co-ordination and control of the company network. For this reason, in the first half of 2002, a Maintenance and Review project of the Document System was launched.

Furthermore, Corporate Auditing activities are progressing with the aim to ascertain the effective implementation of corporate procedures and guidelines by the single operative companies.

INFORMATION TECHNOLOGY

During the first half of 2002, Saipem carried out the upgrade of the new SAP release and, striving to find new potential applications of the system, designed and developed the new SAP 'Treasury' module. In the meantime, efforts to roll-out the SAP system (Maintenance, Procurement and Accounting modules) to various overseas Group companies continued.

The first phase of the Data Warehouse project was completed during the first half of the year. The project aims at providing analysis and reporting to facilitate the decision-making process taking into account flexibility, usability and timeliness typical of its users.
During the period, the SAP Human Resources new modules (GHRS) were implemented in view of their deployment to the various overseas companies.
In order to safeguard company data, regulations and procedures were set up to protect IT data and a training and informative programme was implemented to help employees make the best use of IT, internet and email systems.
Finally, a project was launched aimed at computerising the Document System in order to improve management of EPIC projects by integrating all relevant documentation throughout the life of the project. This application will further integrate the main Saipem Group IT systems.

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COMMENTS ON THE FINANCIAL AND ECONOMIC RESULTS

RESULTS OF OPERATIONS

Saipem Group – Reclassified income statement

(Million euros)

	First half 2001	First half 2002	Differential
Operating revenues	736	1,324	80%
Other income and revenues	9	10	
Procurement, services and other costs	(416)	(793)	
Payroll and related costs	(157)	(243)	
Gross operating income	172	298	73%
Amortisation, depreciation and write-downs	(80)	(128)	
Operating income	92	170	85%
Financial expenses, net	(19)	(20)	
Income before extraordinary items and income taxes	73	150	106%
Net extraordinary expenses	(1)	(2)	
Income before taxes	72	148	106%
Income taxes	(17)	(35)	
Net income before minority interest	55	113	106%
Minority interest	-	(1)	
Net income	55	112	104%

Saipem Group results in the first half of 2002 were substantially higher if compared to the already positive figures achieved during the same period 2001.
This was attributable to the distinctive capacity of the Group to operate in extremely challenging environments and the successful progress of complex projects like the Blue Stream Project.
Operating revenues in the first half of the year amounted to 1,324 million euros, an increase of 588 million euros (+80%), across all business sectors. The increase in the Offshore Construction sector is mainly due to the Blue Stream project; with regard to Offshore Drilling, the growth is due to full utilisation of the vessels Scarabeo 7 and Perro Negro 3 and renegotiations of certain vessels' hire rates, such as Scarabeo 6 and Perro Negro 5; the increase in Onshore Drilling and Onshore Construction sectors is attributable to operations of projects in Kazakhstan and Saudi Arabia.

Gross operating income, amounting to 298 million euros, increased by 73%, consistently with the increase in revenues.
Depreciation and amortisation of tangible and intangible fixed assets amounted to 128 million euros, an increase of 48 million versus the previous 6 months. This increase is due to several factors: company acquisitions that took place in the second half of 2001 and the first half of 2002; the beginning of operations of the FPSO-Jamestown; full utilisation of Scarabeo 7; capital invested in the Onshore Construction and Onshore Drilling sectors for projects in Saudi Arabia.

Consequently, the **operating income** amounted to 170 million euros, a rise of 85% versus the first half of 2001.
Financial expenses during the period, of 20 million euros, increased by 1 million euros, versus the first half of 2001. This is attributable to a greater average debt for the period, resulting from the outlays for company acquisitions, but offset by a reduction in interest rates.

Income before extraordinary items and income taxes amounted to 150 million euros, an increase of 106% versus the same period of 2001.
Net extraordinary expenses amounted to 2 million euros, resulting from legal expenses not attributable to operational activities, as well as redundancy incentives paid to surplus employees.

Income before income taxes, therefore, totalled 148 million euros, an increase of 106% versus the same period the previous year.

The increase in taxable income resulted in taxes amounting to 35 million euros, an increase of 18 million euros versus the first half of 2001 and at a tax rate of 23,6%, in line with the same period the previous year.

Net income before minority interest of 113 million euros, increased by 58 million euros (+106%) versus the first half of 2001.

Minority interest amounted to 1 million euros; consequently, the **net income** for the year reached 112 million euros, more than double the figure of the first half of 2001.

Operating income and costs by destination

(Million euros)

	First half 2001	**First half 2002**	**Differential**
Operating revenues	**736**	**1,324**	**80%**
Production costs	(579)	(1,089)	
Idle costs	(21)	(18)	
Selling expenses	(11)	(14)	
Research and development costs	(1)	(1)	
Other operating income, net	3	6	
Contribution from operations	**127**	**208**	**64%**
General and administrative costs	(35)	(38)	
Operating income	**92**	**170**	**85%**

Operating revenues, as previously stated, increased by 80%, reaching 1,324 million euros. Revenues from Eni Group companies amounted to 146 million euros, equal to 11,0% of the total (versus 123 million euros, equal to 16,7% of the total in the first half 2001). Revenues from overseas accounted for 97,2% of the total (93,3% in the corresponding period of 2001).

Production costs, which include direct costs of sales and depreciation of vessels and equipment, amounted to 1,089 million euros (579 million euros in the same period of 2001), an increase of 88%, in line with the increase in operations.

Idle costs fell by 3 million euros, mainly due to the very high volume of activity in the period; this is particularly significant considering the substantial increase of the Offshore Construction fleet, resulting from the acquisition of 50% of European Marine Contractors and the vessel Maxita and in light of the downtime experienced by the vessel Saipem 10000 following last year's accident.

Selling expenses increased by 3 million euros as a result of efforts and important sales initiatives undertaken by the Group for EPIC projects as well as new areas of activity. This commitment resulted in the award of a record number of contracts in the Offshore Construction sector.

Research and development costs are in line with those of the same period of 2001.
Other net operating income in the first half of the year amounted to 6 million euros, versus 3 million euros in the first half of 2001. This increase is attributable to the sale of equipment no longer operationally viable.

Contribution from operations increased by 64%, totalling 208 million euros.

General and administrative costs amounted to 38 million euros, an increase of 3 million euros versus the same period of 2001. This increase is due partly to new company acquisitions and partly to larger volumes of activities within the Group. Consequently, as previously stated, **operating income** amounted to 170 million euros.

Results by business sector:

Offshore Construction

(Million euros)

	First half 2001	First half 2002
Operating revenues	414	847
Selling expenses, net of cost of materials	(251)	(533)
Cost of materials	(72)	(119)
Depreciation and amortisation	(34)	(68)
Contribution from operations (*)	57	127

(*) operating income before general and administrative costs

Revenues, during the first half of the year, exceeded by 433 million euros (+105%) those of the same period of last year, thanks to the Blue Stream project and increased operations in West Africa and the Far East.

Contribution from operations in the first half of 2002 amounted to 127 million euros, 15% of revenues, versus 57 million euros, 13.8% of revenues in the same period of 2001. This increase in profitability is attributable to greater vessel utilisation and greater profitability of projects currently under way.

Leased FPSO

(Million euros)

	First half 2001	First half 2002
Operating revenues	9	17
Selling expenses	(2)	(3)
Depreciation and amortisation	(5)	(9)
Contribution from operations (*)	2	5

(*) operating income before general and administrative costs

Revenues for the first half of 2002 and their associated profitability increased due to the new production unit FPSO–Jamestown starting operations at the end of 2001. Contribution from operations for the first half of the year amounted to 5 million euros, 29% of revenues, versus 2 million euros, 22% of revenues for the same period in 2001.

Offshore Drilling

(Million euros)

	First half 2001	First half 2002
Operating revenues	144	169
Selling expenses	(72)	(100)
Depreciation and amortisation	(21)	(22)
Contribution from operations (*)	51	47

(*) operating income before general and administrative costs

Revenues for the first six months of the year increased by 17% versus the previous year, and are mainly attributable to operations by the semi-submersible platform Scarabeo 7, which underwent upgrading works during the first quarter of the previous year.

Contribution from operations decreased by 4 million euros versus the first half of 2001, with a weight on revenues going from 35% to 28%. The decrease in profitability is attributable to the loss of hire as well as the reduced hire rate of Saipem 10000.

Onshore Drilling

(Million euros)

	First half 2001	First half 2002
Operating revenues	74	103
Selling expenses	(55)	(79)
Depreciation and amortisation	(9)	(13)
Contribution from operations (*)	10	11

(*) operating income before general and administrative costs

Operating revenues for the first half of 2002 rose by 39% versus those of the same period 2001. This is due mainly to continuous operations of eight rigs in Saudi Arabia and those in Kazakhstan.

Contribution from operations increased by 1 million euros versus the same period 2001 going from 13,5% to 10,7% of revenues, due both to costs associated with commissioning of the latest two rigs in Saudi Arabia and higher amortisation levels connected with capital expended for the execution of new contracts.

Onshore Construction

(Million euros)

	First half 2001	First half 2002
Operating revenues	95	188
Selling expenses, net of cost of materials	(57)	(120)
Cost of materials	(23)	(37)
Depreciation and amortisation	(8)	(13)
Contribution from operations (*)	7	18

(*) operating income before general and administrative costs

During the first six months of the year, operations in Kazakhstan and Saudi Arabia enabled revenues to increase by 93 million euros (+98%) versus the same period 2001.

Contribution from operations, in the same period, amounted to 18 million euros, 9,6% of revenues, versus 7 million euros, 7,4% of revenues, during the first half of 2001. The increase in profitability was achieved by focusing on complex projects in challenging areas where the Group has a competitive advantage.

CONSOLIDATED BALANCE SHEET & FINANCIAL POSITION

Saipem Group – Reclassified consolidated balance sheet

		31.12.2001		(Million euros) 30.06.2002
Net tangible fixed assets		1,440		1,566
Net intangible fixed assets		94		88
		1,534		1,654
- Offshore Construction	613		735	
- Leased FPSO	45		39	
- Offshore Drilling	617		620	
- Onshore Drilling	138		147	
- Onshore Construction	79		69	
- Other	42		44	
Financial investments		6		7
Non current assets		1,540		1,661
Net current assets		284		274
Employee termination benefits		(24)		(24)
Capital employed		1,800		1,911
Group Shareholders' equity		1,156		1,200
Minority interest in net equity		2		48
Net debt		642		663
Cover		1,800		1,911

Non current assets, at 30th June 2002, amounted to 1,661 million euros, an increase of 121 million euros versus the end of 2001. This rise can be attributed to capital expended for company acquisitions during the first half of the year (50% of European Marine Contractors and SaiClo). **Net current assets** fell by 10 million euros, going from 284 million at the end of 2001 to 274 million at the end of June 2002; this decrease is due mainly to the increase in the provisions for contingencies in respect of operational and fiscal risks.

As a result of the above, **capital employed** increased by 111 million euros, to reach 1,911 million euros at 30th June 2002, versus 1,800 million at the end of 2001.

Group Shareholders' equity, including minority interests, rose by 90 million euros, to 1,248 million euros at the end of June 2002, versus 1,158 million euros at the end of 2001. This increase is due to higher net income for the year as well as the conversion of assets and liabilities held in currencies other than euros, net of dividends distributed by the parent company, which amounted to 56 million euros.

The increase in shareholders' equity, lower than the increase in net capital employed, resulted in a slight increase in **net debt**, which, at 30th June 2002, amounted to 663 million euros, versus 642 million at the end of 2001. This difference is due exclusively to company acquisitions.

Net financial debt

(Million euros)

	31-12-2001	30-06-2002
Payables to banks due after one year	11	-
Payables to other financial institutions due after one year	105	102
Net medium/long term financial debt	**116**	**102**
Accounts c/o banks, post and Eni Group finance companies	(164)	(98)
Cash in hand and cash equivalents	(2)	(1)
Other receivables due within one year	(19)	(545)
Payables to banks due within one year	108	27
Payables to other financial institutions due within one year	603	1,178
Payables to associated companies due within one year	-	-
Net short term financial debt	**526**	**561**
Net financial debt	**642**	**663**

Saipem Group- Reclassified statement of cash flow and variation in net debt

(Million euros)

	First half 2001	First half 2002
Group net income	55	112
Third party income	-	1
Adjustments to reconcile cash generated from operating income before changes in working capital:		
Depreciation, amortisation and other non monetary items	80	140
Net gains on sale of assets	(2)	-
Dividends, interests, extraordinary income/expenses and income taxes	31	34
Cash generated from operating income before variation in working capital	**164**	**287**
Variation in working capital relating to operations	53	(27)
Dividends, interests, extraordinary income/expenses and income taxes received (paid)	(31)	(5)
Net cash flow from operations	**186**	**255**
Investments in tangible and intangible fixed assets	(125)	(100)
Investments in acquisitions of consolidated company holdings	(2)	(167)
Disposals	7	7
Other investments and disposals	(8)	(3)
Free cash flow	**58**	**(8)**
Net investments related to financing activities	6	(534)
Variation in financial debt	(18)	480
Cash flow from share capital and reserves	(27)	(9)
Variations in consolidation area and exchange rate differentials on cash and equivalents	4	4
Net cash flow	**23**	**(67)**
Free Cash Flow	**58**	**(8)**
Cash flow from share capital and reserves	(27)	(9)
Exchange rate differentials and other variation concerning net financial debt	(28)	(4)
Variation in net debt	**3**	**(21)**

Cash generated from operating income before variation in working capital (287 million euros) financed the increase in working capital and generated a **net cash flow from operations** amounting to 255 million euros.
Net investments in tangible and intangible fixed assets, as well as the acquisition of company holdings totalling 267 million euros resulted in negative **free cash flow** of 8 million euros.
Cash flow from share capital and reserves showed a negative balance of 9 million euros, as a re-

ders in the company European Marine Investment (47 million euros), whilst the effect on net financial debt, deriving from the conversion of foreign currency financial statements, amounted to a negative balance of 4 million euros.
The aforementioned variations resulted in **net debt** increasing by 21 million euros.

In particular:
Cash generated from operating income before variation in working capital (+287 million euros) derives from:
- net income of 113 million euros;
- depreciation and write downs (+129 million euros) and an increase in provision for contingencies (+11 million euros);
- net financial charges (-3 million euros); net extraordinary expenses (+2 million euros); income taxes (+35 million euros).

The decrease in working capital related to operations (27 million euros) was discussed in the chapter analysing the consolidated balance sheet and financial position.

Dividends, interests, extraordinary income/expenses and income tax paid during the period (-5 million euros) comprise interests received (3 million euros), payment of extraordinary expenses (-2 million euros) and payment of tax (-6 million euros).

Investments in tangible and intangible fixed assets and acquisitions of consolidated companies amounted to 267 million euros and related to the following sectors: Offshore Construction (198 million euros), Leased FPSO (3 million euros), Offshore Drilling (25 million euros), Onshore Drilling (31 million euros), Onshore Construction (5 million euros). Capital expenditure on infrastructure, of both Head Office and Group offices, amounted to 5 million euros. Additional information concerning capital expenditure can be found in the 'Operating Review' section at the beginning of this report.

Disposals (7 million euros) related to the sale of certain vessels and the logistic base of Cortemaggiore.

Cash flow from share capital and reserves (-9 million euros) results from payment of dividends to Shareholders relating to 2001 income (-56 million euros) and third party shareholders contributions in the company European Marine Investment (+47 million euros).

ADDITIONAL INFORMATION

SIGNIFICANT EVENTS SUBSEQUENT TO HALF-YEAR END

Bouygues Offshore

As described in the prospectus issued on 24th July 2002, pursuant to art.71 of Consob regulations, Saipem, having obtained approval from the European Community Antitrust Authority, on 9th July 2002 completed the acquisition, from Bouygues Construction, of 50.8% of Bouygues Offshore, a leading French provider of engineering services to the oil & gas industry. The agreed offer price of 60.08 euro per share sets the value of the company at approximately one billion euros.

Having obtained all relevant clearances from the Regulatory Bodies of the French and US stock markets, Saipem today launched a public purchase offer in cash for the remaining Bouygues Offshore shares held by the public, at the same share price as that paid to Bouygues Construction for its majority stake. The public purchase offers launched in France and the US closed successfully showing high investors subscription and allowing to proceed with the squeeze out of the remaining shares still held by investors and subsequent cancellation from the French Stock Exchange list.

This transaction is the largest cross-border acquisition in Europe in the oil & gas services sector. The combination of Saipem's recognised construction capabilities, based on its technologically advanced fleet, and Bouygues Offshore's powerful engineering and project management capabilities, will result in the creation a world leader specialising in the execution of turn-key projects for the oil industry. Saipem, through this acquisition, will have a superior competitive positioning in the provision of EPIC services (Engineering, Procurement, Installation and Construction) for the oil industry, focusing on activities in particularly challenging environments, such as ultra-deep waters and remote areas.
The group will comprise six business units; three units, namely Maintenance Modification & Operation, LNG and Onshore Construction will be based in Paris, where group engineering, procurement and project management competencies for EPIC contracts will also be located. The remaining three units, Offshore, Drilling and Leased FPSO will be based in Milan, along with group technical services and the special projects task force.
The new structure will enhance the existing competencies and capabilities and promote integration, whilst maintaining clear lines of responsibility.

New contracts awarded

During July and August 2002, Saipem Group was awarded contracts totalling approximately 207 million euros, entirely in the Offshore Construction and Offshore Drilling sectors.
The most important contracts awarded are as follows.

Offshore Construction

- the South Pars 4 & 5 pipelines project, on behalf of Agip Iran BV, in Iran, comprising engineering, construction and installation of two subsea pipelines and two piggy back lines. The contract was awarded to Saipem S.p.A.;
- the Troll A export pressure increase project, on behalf of Statoil, in Norway, comprising the transport onto the Troll A platform and installation of the pre-compression module. The contract was awarded to Saipem UK Ltd.

Offshore Drilling

- the three-year charter with an option of a further sixteen months of the semi-submersible platform Scarabeo 5, on behalf of Statoil, in Norway. The contract was awarded to Saipem S.p.A.;
- the five-month charter of the jack-up Perro Negro 4, on behalf of Petrobel, in Egypt. The contract was awarded to Saipem S.p.A.

MANAGEMENT EXPECTATIONS

Saipem before the acquisition of Bouygues Offshore

The excellent results achieved in the first two quarters, together with the substantial order backlog and the distinguishing capability of the Group to operate in particularly challenging environments (deep waters and remote areas) reinforce expectations for 2002, to repeat the record results of 2001, with potential for further improvement.

Saipem after the acquisition of Bouygues Offshore

The acquisition of Bouygues Offshore, which will have an immediate positive effect in terms of cash flow, will result in a slight reduction in the net income if compared to the forecast Saipem stand-alone figure; this is due to the goodwill amortisation and the financial expenses connected with the capital invested.

SENIOR MANAGEMENT INCENTIVE SCHEME

Granting of shares

On 18th July 2002, the Board of Directors of Saipem S.p.A. approved the resolution to increase the share capital of Saipem S.p.A. by issuing up to 267,500 ordinary shares, with a nominal value of 1 euro per share.
The above shares will be granted free of charge to those executive managers who have achieved the targets set for the year 2001, and will be subscribed by said managers within one month after 3 years from the date of allocation.
This share increase has been approved owing to the power granted to the Board of Directors, in compliance with art. 2443 of the Italian Civil Code, by the Shareholders during the Extraordinary Shareholders' Meeting held on 15th May 2002 and will be carried out by utilising the Share Capital Reserve as per art. 2349 of the Italian Civil Code.

Stock options

2000-2001 Scheme

In compliance with the 2000-2001 stock option scheme and pursuant to Shareholders' meeting resolution of 4th May 2001, Saipem S.p.A. increased its share capital by 1,000,000 ordinary shares with a nominal value of 1 euro per share; the shares were offered for subscription at 6.498 euro per share to those executive managers directly responsible for Group results.

Stock options could be exercised as follows:
- up to 50% of share allocation from 1st August 2001 to 31st July 2005, provided that the shares official price average recorded by the Telematic Share Market of the Italian Stock Exchange over 20 consecutive trading days in the period between 25th October to 31st July 2001 was equal to or more than 7,00 euros;
- up to 100% of share allocation from 1st August 2001 to 31st July 2005, provided that the shares official price average recorded by the Telematic Share Market of the Italian Stock Exchange over 20 consecutive trading days in the period between 1st August 2001 to 31st July 2002 was equal to or more than 7,50 euros;

During the period from 20th April 2001 to 18th May 2001 (20 consecutive trading days), the shares official price average recorded by the Telematic Share Market of the Italian Stock Exchange amounted to 7,020 euros.
Assignees could therefore exercise up to 50% of their allocated options (500,000).
Of the aforementioned 500,000 options, no. 398,500 have been exercised.
Between 1st August 2001 and 31st July 2002, the share price target was not achieved and, therefore, the remaining 500,000 share options can no longer be exercised.

2002-2004 Scheme

The Extraordinary Shareholders' meeting of 15th May 2002 passed the motion to vest the Board of Directors with the power to increase, by 31st December 2004, the share capital by a maximum of 2,500,000 euros, i.e. no. 2,500,000 ordinary shares; these shares are allocated to the 2002-2004 Stock Option Scheme.

The Board of Directors of Saipem S.p.A., carrying out the power granted by the Shareholders' meeting regarding the 2002 Stock Option Scheme, passed a motion to increase the share capital by issuing no. 2,105,544 ordinary shares, with a nominal value of 1 euro per share. These shares will be offered as share options at the price per share equal to the shares official price average recorded by the Telematic Share Market of the Italian Stock Exchange over the month preceding the meeting of 17th September 2002 to executive managers of the Saipem Group, including those employed by the recently acquired Bouygues Offshore, holding positions that can directly influence Saipem Group results and/or are of strategic importance for the Group.

The aforementioned stock options can be exercised by Italian resident assignees after three years from allocation and until 30th September 2010, whereas French resident assignees will be able to exercise them after four years from allocation and until 30th September 2009, in compliance with French legal requirements.

CORPORATE GOVERNANCE

Saipem is examining the new Corporate Governance provisions recently issued by the Corporate Governance Committee of the Italian Stock Exchange in order to ascertain the adjustments to be made to the current elaborate procedural and control systems.

Saipem will promptly notify the public of all actions taken to update Corporate Governance internal procedures based on the principles of correctness, transparency and symmetry of information.

Audit Committee report

The Audit Committee convened four times in the period from 1st April to 13th September 2002. The meetings were attended by the members of the Audit Committee as well as the company Statutory Auditors, the Internal Auditors Manager, the Administration Director and partners of the independent Auditing Firm Reconta Ernst & Young.

The Audit Committee carried out the following activities:

1) It examined the audit programme for the year 2002.
   The Audit Committee studied reports issued by the internal auditors, analysed their opinions and recommended that they continue to work closely with the external Auditors, the Statutory Auditors and the Audit Committee itself.
2) It examined with Reconta Ernst & Young the results of the audit on particularly critical areas within company processes and procedures.
3) The Audit Committee evaluated the provisions of Law 231/2001 regarding the responsibility of juridical persons. In particular, it identified the need to implement organisational, managerial and control models in compliance with the Law and carry out collateral activities, namely risk identification and assessment and harmonisation of procedures and guidelines.
4) The Audit Committee examined, together with the Audit Firm Reconta Ernst & Young, the most relevant issues connected with the six-monthly financial statements.
5) The Audit Committee has begun the evaluation of the new Code of Conduct and will submit to the Board of Directors proposed modifications to the composition and the role of the Audit Committee.

RELATED PARTIES' TRANSACTIONS

The main operations involving related parties are detailed hereafter, pursuant to the National Commission of Italian Companies and the Stock Exchange (Commissione Nazionale per le Società e la Borsa) communications no.97001574 of 20/02/1997 and no.98015375 of 27/02/1998.
Saipem S.p.A. is a subsidiary company of Eni S.p.A. Operations with related parties entertained by Saipem S.p.A. and companies within the consolidation area relate essentially to the supply of services, trading of goods, obtainment and use of financial instruments with other Eni S.p.A. subsidiaries or controlled companies. These operations are an integral part of the ordinary day-to-day business and are carried out at market conditions, i.e. at prices which would have been applied between independent parties. All transactions have been carried out for the mutual benefit of the companies involved.
The table below shows the value of transactions of a commercial, financial or any other nature entertained with correlated parties. The analysis by company has been based on the principle of materiality of the transaction in relation to total number of company transactions. Transactions that have not been individually analysed because they are immaterial are summaries under the following category:

- Eni S.p.A. related companies

Commercial and other transactions

(Million euros)

Company name	30th June 2002		First half 2002			
	Receivables	Payables	Costs		Revenue	
			Goods	**Services**	**Services**	**Other**
Agip Division of Eni	34	-	-	-	38	-
Eni S.p.A.	3	1	-	1	1	-
Agip Angola B.V.	6	-	-	-	7	-
Snam S.p.A.	2	1	-	-	-	-
Snamprogetti S.p.A.	1	1	-	2	-	-
Agip International B.V.	3	-	-	-	-	-
Snamprogetti Saudi Arabia	7	3	-	-	7	-
Agip Congo SA	10	-	-	-	9	-
Agip Iran B.V.	1	-	-	-	3	-
Tecnomare S.p.A.	-	2	-	-	-	-
Grantour	-	4	-	-	-	-
NAOC – Nigerian Agip Oil Co. Ltd.	13	-	-	-	24	-
Agip Petroli S.p.A.	1	4	8	-	-	-
Padana Assicurazioni S.p.A.	55	9	-	32	33	-
Agip (Nigeria) Plc	-	-	1	-	-	-
Sieco S.p.A.	-	6	-	4	-	-
Agip Energy B.V.	3	-	-	-	4	-
Agip Energy & Natural Resources	4	-	-	-	15	-
Enidata	-	3	-	2	-	-
Blue Stream Pipeline Co.	59	-	-	-	382	-
Eni related companies	1	-	-	-	-	-
Total	**208**	**34**	**9**	**41**	**523**	**-**

Saipem S.p.A. and other companies included in the consolidation area provide services to Eni Group companies mainly in the Onshore Construction and Onshore & Offshore Drilling sectors both in Italy and abroad. During the first half of 2002, operating revenues from Eni Group companies amounted to 523 million euros, to which correspond, on the basis of normal contractual payments, receivables of 208 million euros at 30th June 2002.

Financial transactions

(Million euros)

Company name	30th June 2002			1st half 2002	
	Receivables	Payables	Commitments	Charges	Income
Enifin S.p.A.	2	260	971	9	8
Enibank International Bank Ltd.	2	90	13	2	-
Eni Co-ordination Centre	21	305	-	7	-
Sofid S.p.A.	1	-	-	-	-
Serleasing S.p.A.	-	29	-	1	-
Total	**26**	**684**	**984**	**19**	**8**

Enifin S.p.A., a wholly owned subsidiary of Eni S.p.A., provides financial services to Eni Group companies. A specific agreement between Saipem and Enifin provides that the latter supplies financial services to the Italian companies of the Saipem Group, consisting of loans, deposits and financial instruments for the hedging of foreign exchange and interest rate risks.

82.4776

CONSOLIDATED FINANCIAL STATEMENTS AT 30TH JUNE 2002

Eni GROUP Saipem

BALANCE SHEET

(Million euros)

	30-6-2001	31-12-2001	30-6-2002
ASSETS			
Share capital to be received	-	-	-
Non current assets:			
- Intangible assets	31	94	88
- Tangible assets	1,403	1,440	1,566
- Financial fixed assets	6	6	7
Total non current assets	**1,440**	**1,540**	**1,661**
Current assets:			
- Inventories	153	163	236
- Accounts receivables	726	838	1,328
- Cash	149	166	99
Total current assets	**1,028**	**1,167**	**1,663**
Prepayments and accrued income	**201**	**214**	**167**
TOTAL ASSETS	**2,669**	**2,921**	**3,491**

(Millions of euros)

		30-6-2001		31-12-2001		30-6-2002
LIABILITIES						
Shareholders' equity:						
- Share capital		440		440		441
- Share premium reserve		60		60		62
- Revaluation reserve pursuant to Law no. 413 of 30.12.1991		2		2		2
- Legal reserve		46		46		48
- Other reserves :		61		54		39
- Reserve for exchange rate fluctuations	*61*		*54*		*39*	
- Retained earnings		386		386		496
- Net income for the period		55		168		112
Total Group shareholders' equity		**1,050**		**1,156**		**1,200**
Minority interest in net equity		**-**		**2**		**48**
Total		**1,050**		**1,158**		**1,248**
Provisions for contingencies		**55**		**66**		**77**
Employee termination benefits		**23**		**24**		**24**
Accounts payables		**1,387**		**1,542**		**1,974**
Accrued expenses and deferred income		**154**		**131**		**168**
TOTAL LIABILITIES		**2,669**		**2,921**		**3,491**

GUARANTEES AND OTHER MEMORANDUM AND CONTINGENCIES ACCOUNTS

		30-6-2001		31-12-2001		30-6-2002
Guarantees given on behalf of:		792		538		791
- subsidiary companies	512		352		522	
- associated companies	269		173		249	
- parent companies	6		-		-	
- others	5		13		20	
Guarantees given to third parties on behalf of parent company		707		609		489
Collateral given on behalf of :						
- subsidiary companies		38		31		2
Other memorandum and contingency accounts :						
- Commitments		1,367		1,198		1,160
TOTAL		**2,904**		**2,376**		**2,442**

INCOME STATEMENT

(Million euros)

	First half 2001	Year 2001	First half 2002
Revenues:			
Turnover	725	1,950	1,273
Variations to contract work in progress	11	(11)	51
Increase in internal work capitalised under fixed assets	4	45	12
Other revenues and income	9	21	10
Total	**749**	**2,027**	**1,346**
Operating costs:			
Raw materials, consumables and supplies	115	323	183
Services	265	739	416
Use of third party assets	36	106	199
Payroll and related costs	158	371	245
Amortisation, depreciation and write-downs	80	202	128
Variations in raw materials, supplies and consumables	(4)	(16)	(8)
Provision for contingencies	-	5	-
Other provisions	4	15	11
Other operating costs	3	26	2
Total	**657**	**1,771**	**1,176**
Difference between revenues and operating costs	**92**	**256**	**170**
Financial income and expenses:			
Income from investments	1	1	-
Other financial income	53	146	37
Interests and other financial expenses	73	181	57
Total	**(19)**	**(34)**	**(20)**
Adjustments to financial income and expenses	-	-	-
Extraordinary income and expenses	**(1)**	**(3)**	**(2)**
Income before income taxes	**72**	**219**	**148**
Income taxes	17	51	35
Net income	**55**	**168**	**113**
Minority interests	-	-	1
Group net income	**55**	**168**	**112**

82.4776

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Eni
GROUP
Saipem

CASH FLOW STATEMENT

(Million euros)

31.12.2001		30.06.2001		30.06.2002	
168	Group net income for the period	55		112	
-	Minority interests for the period	-		1	
191	Depreciation and amortisation	80		128	
8	Write-downs (appreciations)	(1)		1	
9	Net change in provisions for contingencies	-		11	
1	Net change in employee termination benefits	-		-	
(1)	Losses (gains) on accounts receivables in relation to disposables	(2)		-	
(1)	(Dividends)	(1)		-	
(5)	(Interest earned)	(7)		(3)	
40	Interest paid	21		-	
3	Extraordinary (income) expenses	1		2	
51	Income taxes	17		35	
464	*Operating income before working capital changes*		*164*		*287*
	Variations:				
(28)	Inventories	(15)		(60)	
(54)	Commercial and other receivables	87		29	
(49)	Prepayments and accrued income	(46)		43	
45	Commercial and other accounts payable	6		(84)	
42	Accrued expenses and deferred income	21		45	
420	*Cash flow from operations*		*217*		*260*
1	Dividends received	1		-	
(4)	Interest received	1		3	
(46)	Interest paid	(16)		-	
(3)	Extraordinary income (expenditure) received (paid)	(1)		(2)	
(56)	Income taxes paid	(20)		(6)	
5	Tax credits received	4		-	
317	**Net cash flow from operations**		**186**		**255**
	Investments:				
(12)	Intangible fixed assets	(6)		(4)	
(267)	Tangible fixed assets	(119)		(94)	
(69)	Acquisition of consolidated company holdings	-		(169)	
(2)	Company holdings	(2)		(1)	
(5)	Changes to accounts payables and receivables relating to investments	(8)		(3)	
(1)	Short term financing loans	(5)		(534)	
(356)	*Outflows from investments*		*(140)*		*(805)*
	Disposals:				
8	Tangible fixed assets	7		7	
2	Company holdings	-		-	
28	Collection and transfer of short term loans	11		7	
38	*Inflows from disposals*		*18*		*14*
(318)	**Net cash flow from investments**		**(122)**		**(791)**
-	Long term financial loans	15		-	
-	Short term financial loans	6		541	
-	Repayment of long term financial loans	(11)		(14)	
-	Repayment of short term financial loans	(21)		(28)	
67	Increase (decrease) of short term current account debts	(7)		(19)	
1	Third party capital injection	-	47		
(27)	Dividends paid	(27)		(56)	
(41)	**Net cash flow from financing**		**(45)**		**471**
(2)	*Effect of changes to the consolidation area - cash*		*1*		*1*
(2)	*Effect of changes to the consolidation area - other*		*1*		*1*
2	*Effect of exchange rate fluctuations*		*3*		*(4)*
40	**Net cash flow**		**23**		**(67)**
126	**Cash at the beginning of the period**		126		166

PREPARATION CRITERIA

The consolidated financial statements at 30th June 2002 were prepared in accordance with Italian Securities and Exchange Commission (Consob) regulation no. 11971/1999 amended by resolution no. 12475 of 6/4/2000 and Consob notice no. DAC/28034 of 12/4/2000. The following tables have been enclosed to provide a more accurate overview:

- consolidated reclassified balance sheet
- consolidated reclassified income statements by nature and destination of costs

The six-monthly consolidated financial statements comprise the financial statements of Saipem S.p.A. and all Italian and foreign subsidiaries over which Saipem S.p.A. exerts direct or indirect control by way of majority holdings of voting rights sufficiently large to have a dominant influence at a general shareholders meeting. The consolidated financial statements also include, on a line-by-line proportional basis, the financial statements of companies owned and jointly managed with other partners.
Companies held exclusively for subsequent sale, those in liquidation and minor investments deemed irrelevant were excluded from the consolidation.
The criteria adopted to establish the consolidation area are consistent with those of the previous financial period (year 2001).
The following tables list subsidiary and associated companies of Saipem S.p.A., pursuant to art. 2359 of the Italian Civil Code, by location (Italy and abroad). They detail consolidation methods and evaluation criteria used, together with information of changes affecting the consolidation area during the period as well as the previous year. The list was drawn up taking into account the last comma of art. 39 of Law 127 of 9/4/1991.
Significant post balance sheet events are detailed under the section 'Directors' Report'.
In compliance with Consob circular no. 97001574 of 20/2/1997, the audit company Reconta Ernst & Young S.p.A. was appointed to perform a limited review of the consolidated six-monthly financial statements of Saipem Group companies for the years 2001-2003.

The financial statements of the parent company Saipem S.p.A. have also been compiled, as per art. 81, comma 2 lett. b) of the aforementioned Consob regulations.

CONSOLIDATION AREA

Companies consolidated using the full consolidated method

Company	Registered office	Currency	Capital stock	Group Holding %
Parent company:				
Saipem S.p.A.	S. Donato Milanese (MI)	Euro	440,672,800	-
Subsidiaries:				
In Italy				
Intermare Sarda S.p.A.	Tortolì (NU)	Euro	6,708,000	100
Saipem Energy International SpA	S. Donato Milanese (MI)	Euro	2,550,000	100
Sonsub SpA	Venice	Euro	884,000	100
Abroad				
Saipem International BV	Amsterdam	Euro	172,444,000	100

Companies consolidated using the full consolidated method

Company	Registered office	Currency	Capital stock	Group Holding %
Indirect shareholdings:				
Abroad				
Saipem International BV:				
Saipem (Portugal) Gestão de Participações SGPS S.A.	Funchal	Euro	49,900,000	100
Saipem Luxembourg S.A.	Luxembourg	Euro	3,023,094	100
Sonsub International B.V.	Amsterdam	Euro	18,000	100
Saipem Australia Pty. Ltd.	Sydney	Aus. $	17,661,000	100
Petrex S.A.	Iquitos	N.Soles	18,988,695	100
Saipem (Asia) Sdn Bhd	Kuala Lumpur	M. Ringgit	8,116,500	100
Saipem U.K. Ltd.	London	GBP	6,470,000	75
Global Petro Projects Services AG	Zurich	Swiss Fr	5,000,000	100
ERS Equipment Rental & Services B.V.	Amsterdam	Euro	90,760	100
Saipem Contracting (Nigeria) Ltd.	Lagos	Naira	567,000,000	97
Saipem (Nigeria) Ltd.	Lagos	Naira	259,200,000	89
Saudi Arabian Saipem Ltd.	Al-Khobar	Riyal	5,000,000	60
Saipem (Malaysia) Sdn Bhd	Kuala Lumpur	M. Ringgit	1,033,500	40
Saipem Argentina S.a.m.i.c.y F.	Buenos Aires	Pesos	6,000,000	99
P.T. Saipem Indonesia	Jakarta	US$	1,250,000	100
Saipem Energy International Ltd	London	GBP	5,000,000	100
Sonsub Inc.	Wilmington	US$.	43,333,335	100
Moss Maritime A.S	Lysaker	NOK	100,000	100
Sonsub A. S.	Randaberg	NOK	1,882,000	100
Sonsub Ltd.	Aberdeen	GBP	5,901,028	100
Sonsub International Pty.	Sydney	Aus. $	13,157,570	100
Sonsub Asia Sdn. Bhd.	Kuala Lumpur	M. Ringgit	1,900,000	100
SaiClo Luxembourg S.A.	Luxembourg	Euro	6,000,000	100
Saipem Mediterranean Services LLc	Rijeka	Hrk	1,500,000	100
European Marine Investments Limited	London	US$	50,000,000	10
Saipem (Portugal) Gestão de Participações SGPS S.A.:				
Saipem (Portugal) Comércio Marítimo Lda	Funchal	Euro	299,278,738	100
Saipem Perfurações e Construções Petrolíferas América do Sul Lda	Funchal	Euro	224,459	100
Sonsub Inc. :				
Saipem Inc.	Houston	US$.	1,000,000	100
Petro-Marine BCI Engineering Inc.	Wilmington	US$.	101,000	100
European Marine Investments Limited :				
Saipem UK Ltd	London	GBP	6,470,000	25
European Marine Contractors Ltd.	London	GBP	14,000,000	50
Moss Maritime A.S. :				
Moss Offshore A.S.	Lysaker	NOK	20,000,000	100
Moss Maritime Inc.	Houston	US$	145,000	100
Moss Arctic Offshore A.S.	Lysaker	NOK	100,000	50
Saipem UK Ltd.:				
European Marine Contractors Ltd.	London	GBP	14,000,000	50
European Marine Contractors Ltd:				
European Marine Contractors LLC	Wilmington	US$.	1,000	50
European Marine Contractors Netherlands B.V.	Rotterdam	Euro	20,000	50

Companies consolidated using the proportional method

Company	Registered office	Currency	Capital stock	Group Holding %
Indirectly related companies:				
Saipem International B.V.:				
SaiBos (Services) S.A.S.	Paris	Euro	38,125	50
Saipem Aban Drilling Co. Pvt Ltd	Madras	I.Rupees	50,000,000	50
SaiPar Drilling Company B.V.	Amsterdam	Euro	20,000	50
SaiClo Luxembourg S.A.	Luxembourg	Euro	6,000,000	100
Saipem (Portugal) Gestão de Participações SGPS S.A.:				
SaiBos Construções Maritimas Lda	Funchal	Euro	55,102,104	50
FPSO Firenze Produção de Petroleo , Lda	Funchal	Euro	7,481,968	50
FPSO Mystras Produção de Petroleo, Lda	Funchal	Euro	50,000	50
FPSO Mystras Produção de Petroleo, Lda :				
FPSO Mystras Nigeria	Lagos	Naira	15,000,000	50
ERS Equipment Rental & Services B.V. :				
SB Construction and Maritime Services B.V.	Amsterdam	Euro	18,152	50
Other consolidated companies:				
SaiBos Construções Maritimas Lda :				
SaiBos FZE	Dubai	Dirhams	1,000,000	100
Upstream Constructors International FZCO	Jebel Ali	Dirhams	600,000	50

Companies consolidated using the equity method

Company		Registered office	Currency	Capital stock	Group Holding %
Indirect shareholdings:					
Saipem Energy International Ltd. :					
SASP Offshore Engineering UK Ltd		London	GBP	500,000	100
Moss Maritime A.S. :					
Moss Krylov Maritime		St.Petersburg	Rur	98,000	50
Barber Moss		Lysaker	NOK	1,000,000	50
Saipem International BV:					
Saipem Logistic Services Limited	(*)	Victoria Isl.	Naira	55,000,000	100
Saipem Hellas Maritime Services	(*)	Athens	Euro	18,000	100
Saipem do Brasil Lda.	(*)	Rio de Janeiro	Reali	550,000	100
SaiBos do Brasil Lda.	(*)	Rio de Janeiro	Reali	1,000,000	50
Saifor S.p.A.	(*)	Hassi Messaoud	Algerian Dinars	35,000,000	50

(*) inactive throughout the period

Companies accounted for using the cost method

Company		Registered office	Currency	Capital stock	Group Holding %
Direct shareholdings:					
Consorzio SaiTre		S. Donato Milanese (MI)	Euro	51,646	51
Savico Società consortile a r.l.	(*)	Cagliari	Euro	10,200	51
Consorzio SAPRO		Pescara	Euro	10,329	51
Directly related companies:					
Consorzio SI	(*)	S. Donato Milanese (MI)	Euro	25,823	50
Consorzio U.S.G.	(*)	Parma	Euro	25,823	40
APIBI Società Consortile a r.l.	(*)	S. Donato Milanese (MI)	Euro	10,400	36
Queiroz Petro S.A.		Rio de Janeiro	Reali	1,511,484	33

(*) in liquidation

82.4776

Variations to the consolidation area, with respect to the consolidated financial statements at 31st December 2001, were as follows:

- On 2nd January 2002, Saipem Group acquired 50% of EMC from Halliburton Brown & Root; Saipem already owned 50% through Saipem UK.
  The acquisition was carried out by European Marine Investment (E.M.I.), a company effectively controlled by Saipem following agreements by the parties and therefore consolidated with the full consolidation method, although it is owned by Eni International Holding BV (90%) and Saipem International BV (10%).
  In 2001, E.M.I. acquired 25% of Saipem UK while the remaining 75% is held by Saipem International BV.
  Following the acquisition:
  - 77.5% of Saipem UK is owned by the Group (75% by Saipem International BV and 25% by EMI, 10% of which is owned by Saipem International BV);
  - EMC is owned jointly by Saipem UK (50%) and EMI (50%);
- on 21st February 2002, the companies Petro-Marine Engineering Inc. and Barnett & Casbarian Inc merged to form a new company called Petro-Marine/BCI Engineering Inc. with headquarters in Houston, Texas.
  Sonsub Inc. had full ownership of both companies before the merger and consequently now owns 100 % of the new company.
- Saipem Logistic Services Limited, incorporated on 19th March 2002, was consolidated using the equity method;
- on 20th April 2001 arrangements were finalised for the acquisition, from the Australian company Clough, of the remaining 50% of SaiClo Luxembourg, the company that owns the multi-purpose vessel Maxita. As agreed, the acquisition took place on 6th May 2002, when works on the Canyon Express project in the Gulf of Mexico were completed. As a result of SaiClo Luxembourg acquisition, 50% of SaiClo Pty was sold.
- Saipem Hellas Maritime Services, incorporated on 9th May 2002, was consolidated using the equity method.

- On 29th May 2002, companies within the Sonsub International BV Group were re-organised as follows:
  - Sonsub Ltd sold its stake in Sonsub A. S. to Saipem International BV;
  - Sonsub International BV sold its stakes in Sonsub Ltd, Sonsub Asia Sdn Bhd and Sonsub International Pty to its parent company Saipem International BV;
  - Sonsub International BV sold its stake in Sonsub S.p.A. to Saipem S.p.A..
- Saipem do Brasil Lda, a company subject to Brazilian law, incorporated on 4th June 2002 has been temporarily consolidated using the equity method;
- during the first half of 2002, Saipem Aban Drilling Co. Pvt Ltd. was consolidated using the proportional method, whereas in 2001 it was consolidated using the equity method;
- Saipem Mediterranean Services LLc reached a relevant size and was therefore consolidated using the full consolidation method, whereas in 2001 it was consolidated using the equity method.

Further variations, in addition to those listed above, in respect of the situation at 30th June 2001, were as follows:
- the company P.T. Saipem Indonesia, reached a relevant size and was therefore consolidated using the full integration method, whereas at 30th June 2001 it was consolidated using the equity method;
- the newly incorporated companies Saipem Energy International Limited and European Marine Investments Limited were consolidated using the full consolidation method;
- the newly incorporated companies FPSO Mystras Produção de Petroleo Lda and FPSO Mystras Nigeria were consolidated using the proportional integration method;
- during the second half of 2001, the company Moss Maritime A.S. and its directly controlled subsidiaries were acquired; they were consolidated into the Group financial statements using the full integration method as part of the Moss Group;
- also, during the second half of 2001, the companies controlled by Sonsub Inc. underwent reorganisation as follows:
  - Saipem Inc, owned by Saipem International BV, was sold to Sonsub International BV and subsequently transferred as a capital increase into Sonsub Inc;
  - Sonsub International BV sold its shareholding in Sonsub Inc to its parent company Saipem International BV;
  - Sonsub Inc acquired the companies Petromarine Engineering of Texas Inc and Barnett & Casbarian, both consolidated using the full integration method.

The six-monthly financial statements of consolidated companies were adjusted, where necessary, to harmonise with Saipem S.p.A. accounting principles.
Amounts are in million euros. Therefore, items equal to zero or less than one million euros have been omitted.

PRINCIPLES OF CONSOLIDATION, ACCOUNTING AND VALUATION CRITERIA

Accounting and consolidation principles as well as valuation criteria applied are those used for the collation of the consolidated financial statements at 31st December 2001 and at 30th June 2001.

The financial statements of foreign companies have been converted from foreign currencies into euros using the following exchange rates:

Currency	Exchange rate at 30.06.2002	**Average exchange rate Jan-Jun 2002**
US Dollar	0,998	0,898
Saudi Riyal	3,736	3,364
Australian Dollar	1,770	1,679
Pound Sterling	0,650	0,622
Malaysian Ringgit	3,790	3,412
Nigerian Naira	119,201	104,099
Argentinian Peso	3,781	2,369
Croatian Kuna	7,325	7,398
Indian Rupee	50,878	45,104
Norwegian Kroner	7,431	7,662
Swiss Franc	1,472	1,469

DETAILS OF THE CONSOLIDATED FINANCIAL STATEMENTS CAPTIONS

BALANCE SHEET - ASSETS

NON CURRENT ASSETS

Intangible assets

At 30th June 2002, intangible assets amounted to 88 million euros, a net decrease of 6 million euros versus 31st December 2001. Intangible assets of 23 million euros refer to Saipem S.p.A., whilst the remaining 65 million euros refer to assets held by other Group companies.

The table below details the main movements of the first half of 2002:

(Million euros)

	Start-up and capital costs	Industrial patents and similar rights	Goodwill	Differences on consolidation	Assets under development and payments on accounts	Others	Total
Historical cost							
Balance at 31.12.2001	10	47	72	6	9	21	165
Acquisitions	-	1	-	-	3	-	4
Variation to consolidation area	-	-	(2)	-	-	-	(2)
Exchange rate differentials and other variations	-	1	2	-	(2)	-	1
Balance at 30.06.2002	10	49	72	6	10	21	168
Accumulated amortisation							
Balance at 31.12.2001	8	33	7	4	-	19	71
Amortisation	1	7	4	1	-	-	13
Variation to consolidation area	-	-	(2)	-	-	-	(2)
Exchange rate differentials and other variations	-	(1)	-	(1)	-	-	(2)
Balance at 30.06.2002	9	39	9	4	-	19	80
Net book value	**1**	**10**	**63**	**2**	**10**	**2**	**88**

Increases for the period relate mainly to costs connected to the upgrade of the information system software at head office.

Tangible assets

Tangible assets at 30th June 2002 amounted to 1,566 million euros, a net increase of 126 million euros versus 31st December 2001.

The following table shows movements, in the most significant sectors, which occurred during the first six months of the year.

(Million euros)

	Land and buildings	Plant and machinery	Industrial and commercial equipment	Other assets	Assets under development and payments on accounts	Total
Historical cost						
Balance at 31.12.2001	90	2,217	317	34	53	2,711
- acquisitions	2	29	7	-	54	92
- transfers	-	65	(29)	(2)	(34)	-
- disposals	(3)	-	(5)	-	-	(8)
- eliminations	-	(24)	-	-	-	(24)
- variations to consolidation area	2	235	-	10	1	248
- exchange rates differentials and other	(8)	(42)	(2)	2	(2)	(52)
Balance at 30.06.2002	83	2,480	288	44	72	2,967
Accumulated depreciation						
Balance at 31.12.2001	30	978	237	26	-	1,271
- depreciation	5	90	19	1	-	115
- transfers	-	33	(31)	(2)	-	-
- disposals	(3)	-	(3)	-	-	(6)
- eliminations	-	(24)	-	-	-	(24)
- variations to consolidation area	2	67	-	8		77
- exchange rates differentials and other	(2)	(24)	(2)	(4)	-	(32)
Balance at 30.06.2002	32	1,120	220	29	-	1,401
Net book value	**51**	**1,360**	**68**	**15**	**72**	**1,566**
Revaluation of assets held at 30.06.2002	3	23	15	-	-	41
Net revaluation of assets held at 30.06.2002	1	-	-	-	-	1

Asset increases for the first half of 2002 amounted to 92 million euros and are attributable mainly to the following: the conversion of the Maxita vessel, which is being equipped to lay pipelines in a "reel", "J" and "S" configuration (15 million euros); the completion of installation of the latest drilling rigs in Saudi Arabia on behalf of Aramco (20 million euros); upgrade works on Package 5820 plant to prepare it for the execution of a project off the Libyan coast (9 million euros); upgrade works on the Jack-up Perro Negro 2 to equip it to carry out a project in Saudi Arabia on behalf of Aramco (7 million euros).

The caption 'variations to consolidation area' was affected by the acquisition of the remaining 50% of European Marine Contractors Ltd and of SaiClo, including the allocation of goodwill, versus the proportional net equity value of the acquired companies, due to tangible fixed assets (vessels) owned by these companies.
Certain tangible assets were re-valued in previous years, in accordance with specific monetary revaluation legislation. The residual value of such revaluations at 30th June 2002 amounted to 1 million euros.

Tangible fixed assets include freely transferable assets of 5 million euros and leased assets of 16 million euros. The latter comprise the leasing of a deep water drilling rig (Scarabeo 5) and subsea remotely operated vehicles.

Financial investments

At 30th June 2002, they amounted to 7 million euros, an increase of 1 million euros versus 31st December 2001. Movements in the first half of the year are as follows:

(Million euros)

Financial investments	Costs	Adjustments	Total
Opening balance:			
- Subsidiary companies	2	-	2
- Other companies	5	(1)	4
	7	**(1)**	**6**
Movements:			
Acquisitions			
- Subsidiary companies	1	-	1
Closing balance:			
- Subsidiary companies	3	-	3
- Other companies	5	(1)	4
Total	**8**	**(1)**	**7**

The net increase in the first six months of 2002 amounted to 1 million euros and can be attributed to the incorporation of the Nigerian subsidiary Saipem Logistic Services Limited, consolidated using the equity method.

Subsidiary companies

At 30th June 2002, they amounted to 3 million euros, an increase of 1 million euros versus the year 2001, following the incorporation of Saipem Logistic Services Ltd., consolidated at 30th June 2002 using the net equity method.

(Million euros)

Consolidated using the equity method	Group holding %	31st December 2001	**30th June 2002**
SASP Off-shore Engineering UK Ltd.	100	2	2
Saipem Logistic Services Ltd.	100	-	1
Total		**2**	**3**

Other companies

At 30th June 2002, they amounted to 4 million euros and are as follows:

(Million euros)

Holdings in Eni Group companies, consolidated using the cost method	Group holding %	31st December 2001	**30th June 2002**
Territorio e Impresa S.p.A. (ex Enisud S.p.A.)	5,0	2	2
Sieco S.p.A.	16,0	2	2
Total		**4**	**4**

CURRENT ASSETS

Inventories

At 30th June 2002, inventories amounted to 236 million euros, an increase of 73 million euros versus 31st December 2001. Inventory movements were as follows:

(Million euros)

	Raw materials and consumables	Contract work in progress	Total
Opening balance:			
- original value (a)	107	60	167
- provision for write-downs (b)	(4)	-	(4)
- net carrying value	103	60	163
Movements in the period:			
Original value:			
- operating variations	8	51	60
- variations in consolidation area	9	13	22
- exchange rate differentials and other	(3)	(5)	(9)
Total (c)	**14**	**59**	**73**
Closing balance:			
- original value (e=a+c)	121	119	240
- provision for write-downs	(4)	-	(4)
- net carrying value	117	119	236

The increase, especially with regard to contract work in progress, results from the increase in operations, which we commented on in the Directors' report.
In the quantification of contract work in progress, the Blue Project in particular, only amounts already agreed with clients were accounted for.

Accounts receivables

At 30th June 2002, accounts receivables amounted to 1,328 million euros, an increase of 490 million euros versus 31st December 2001. Main variations for the period have been detailed in the following table:

(Million euros)

	Total receivables
Opening balance:	
- original value (a)	880
- provision for write-downs (b)	(42)
- net value	838
Variation for the period:	
Original value:	
- operating variations	482
- exchange rates differentials	(24)
- Variations to consolidation area	29
Total (c)	487
Provision for write-downs:	
- (allocations)/utilisation	-
- exchange rates differentials	3
Total (d)	3
Closing balance:	
- original value (f=a+c)	1,367
- provision for write-downs (g=b+d)	(39)
- net value (h=e+f)	1,328

This caption includes receivables from clients, others, the parent company, associated and subsidiary companies, as follows:

(Million euros)

	31.12.2001	30.06.2002
Receivables from others	230	755
Receivables from clients	509	517
Receivables from parent companies	69	37
Receivables from associated companies	28	16
Receivables from subsidiary companies	2	3
Total	**838**	**1,328**

The variation in receivables from others of 525 million euros is attributable mainly to a deposit of 521 million euros relating to a financial debt of the same amount resulting from the acquisition of 50,8% of Bouygues Offshore.
Receivables from Eni Group companies amounted to 151 million euros, inclusive of 3 million euros relating to financial credits.

There are no receivables due after 5 years.

Cash and equivalents

At 30th June 2002, they amounted to 99 million euros, a decrease of 67 million euros versus 31st December 2001 and comprise temporary available funds related to the bank overdraft generated by treasury operations at Group level.

PREPAYMENTS AND ACCRUED INCOME

At 30th June 2002, it amounted to 167 million euros, a decrease of 47 million euros versus 31st December 2001. It comprises costs outwith the period January to June 2002, related to contracts taken out to hedge foreign currency risks by the parent company and two foreign subsidiaries (89 million euros); it also includes costs to be incurred in future periods (12 million euros) and insurance premia not related to the period (34 million euros).

BALANCE SHEET - LIABILITIES

SHAREHOLDERS' EQUITY

At 30th June 2002, Group shareholders' equity amounted to 1,200 million euros, an increase of 44 million euros versus 31st December 2001.

The reserve for exchange rate fluctuations arises from the conversion into euros of financial statements in foreign currency of companies operating independently of the parent company.

The following tables indicate the reconciliation between Saipem net equity and results for the period with those of the Group.

Reconciation of statutory net income and shareholders' equity for the period with those of the Group

(Million euros)

	Shareholders' equity	Net income for the period
As per statutory financial statements	687	74
-differences between book value and shareholders' equity, including results for the period of consolidated subsidiaries	779	124
-consolidation adjustments for :		
• unrealised inter-company profits elimination	(113)	(1)
• tax effects elimination	10	2
• other adjustments	(115)	(86)
Total shareholders' equity	**1,248**	**113**
Minority interest in capital and reserves	48	1
Group net shareholders' equity	**1,200**	**112**

Movements in consolidated shareholders' equity during 2001 and the first half of 2002

(Million euros)

	Share capital	Share premium reserve	Revaluation reserve	Legal reserve	Other reserves	Retained earnings	Net income for the period	Total
Balance at 31.12.2000	**227**	**291**	**2**	**23**	**50**	**338**	**80**	**1,011**
Distributed dividends	-	-	-	-	-	-	(27)	(27)
Retained earnings for 2000 and attribution to legal reserve	-	-	-	2	-	51	(53)	-
Increase in nominal value of Saipem S.p.A. shares from Lit.1,000 to 1 euro	213	(231)	-	21	-	(3)	-	-
Exchange rate differentials and other variations	-	-	-	-	4	-	-	4
Net income for the year	-	-	-	-	-	-	168	168
Balance at 31.12.2001	**440**	**60**	**2**	**46**	**54**	**386**	**168**	**1,156**
Distributed dividends	-	-	-	-	-	-	(56)	(56)
Retained earning for 2001 and attribution to legal reserve	-	-	-	2	-	110	(112)	-
Share capital increase resulting from Stock Option exercise	1	2	-	-	-	-	-	3
Exchange rate differentials and other variations	-	-	-	-	(15)	-	-	(15)
Net income for the year	-	-	-	-	-	-	112	112
Balance at 30.06.2002	**441**	**62**	**2**	**48**	**39**	**496**	**112**	**1,200**

PROVISIONS FOR CONTINGENCIES

At 30th June 2002, provisions for contingencies amounted to 77 million euros, an increase of 11 million euros versus 31st December 2001.

The table below gives an overview of the main variations that occurred during the period:

Variations to provision for contingencies

(Million euros)

	Termination benefits and similar provisions	Income taxes	Periodic maintenance	Losses on long term contracts	Provision for other risks and charges	Provision for losses in associated and other companies	Other	Total
Balance at 31.12.2001	12	24	10	9	8	2	1	66
Variation:								
Allocations:	4	14	6	5	-	-	-	29
Utilisation	-	(1)	(7)	(4)	-	-	(1)	(13)
Variations to consolidation area	-	-	3	-	-	(2)	-	1
Exchange rate differentials and other variations	(3)	(2)	(2)	(1)	1	-	1	(6)
Balance at 30.06.2002	13	35	10	9	9	-	1	77

The Income taxes reserve amounted to 35 million euros and comprises provisions made in relation to potential disputes with local tax authorities based on a significant risk element, due to the relevant tax legislation.

According to internal assessments, supported by various local consultants, the fund is deemed adequate to cover potential expenses arising from existing disputes.

EMPLOYEE TERMINATION BENEFITS

At 30th June 2002, it amounted to 24 million euros; variations are as follows:

(Million euros)

	Total
Opening balance	24
Variations during the period:	
- allocations	1
- utilisation	(1)
Closing balance	24

ACCOUNTS PAYABLES

At 30th June 2002, payables amounted to 1,974 million euros, an increase of 432 million euros versus 31st December 2001. Variations for the period were as follows:

	(Million euros) Total
Opening balance	**1,542**
Variations during the period	
- Operative changes	407
- Variations to the consolidation area	91
- Exchange rate differentials and other variations	(66)
Closing balance	**1,974**

These items may be broken down as follows:

	31.12.2001	(Million euros) **30.06.2002**
Payables to other financial institutions	708	1,280
Payables to suppliers	478	523
Advances	117	45
Payables to banks	119	27
Payables to taxation authorities	25	20
Payables to employees	-	20
Payables to associated companies	2	10
Social security charges payables	4	2
Payables to parent company	-	1
Other payables	89	46
Total	**1,542**	**1,974**

Amounts payable to other financial institutions include 521 million euros, resulting from the acquisition of the majority stake in Bouygues Offshore, and to which, at 30th June 2002, corresponded a temporary fixed deposit in favour of the vendor, as mentioned in the assets section, under accounts receivables.
Amounts payable to Eni Group companies amounted to 718 million euros.
At 30th June 2002, there are no payables due after five years.

Payables to banks secured by collateral amounted to 2 million euros and relate to a loan from an Italian subsidiary, secured by way of a special privilege over the assets, object of the financing.

ACCRUED EXPENSES AND DEFERRED INCOME

At 30th June 2002, they amounted to 168 million euros, an increase of 37 million euros versus 31st December 2001; they mainly comprise adjustments to revenue figures for long term contracts in accordance with the accrual concept made on the basis of the amounts contractually matured (156 million euros), and exchange rates differentials on hedging contracts (6 million euros).

GUARANTEES AND OTHER MEMORANDUM AND CONTINGENCY ACCOUNTS

At 30th June 2002, they amounted to 2,442 million euros (2,376 million euros at 31st December 2001).

Guarantees

Guarantees amounted to 1,282 million euros and mainly comprise guarantees issued by banks on behalf of parent company, subsidiaries and associated companies, to take part in bids and tenders, for redemption of deposit retentions and to obtain credit facilities.

Collateral

This amounted to 2 million euros and related exclusively to special liens on tangible fixed assets, granted by an Italian subsidiary to a bank as security for financing received.

Other memorandum and contingency accounts

They amounted to 1,160 million euros and refer to commitments on hedging contracts.

Commitments on derivative contracts, including those not considered in contingency accounts because they do not involve the assumption of commitments but merely the option to do so, can be analysed as follows:

(Million euros)

	Value at 31.12.2001	**Value at 30.06.2002**
Fixed term contracts:		
. purchase of foreign currency	93	167
. sale of foreign currency	1,045	977
Total	**1,138**	**1,144**
Options:		
. sale of foreign currency	60	16
Total	60	**16**

Derivative contracts are taken out in order to reduce the market risk exposure arising from exchange rate fluctuations of those currencies in which trading transactions are carried out. Thus, the Group does not hold derivative contracts for dealing purposes.

Amounts detailed by currency are as follows:

Currency	Nominal value at 31.12. 2001		**Nominal value at 30.06. 2002**	
	Purchase	Sale	**Purchase**	**Sale**
US Dollar	37	1,100	114	990
Euro	22	-	38	-
Pound Sterling	11	5	1	-
Norwegian Kroner	23	-	14	3
Total	**93**	**1,105**	**167**	**993**

The market value of the above contracts are the amounts estimated as payable or receivable if the contracts were to be settled at end of the period including, therefore, unrealised income or losses on open contracts. Stock market prices and appropriate pricing models were used to estimate the market value of the contracts. Theoretical net gains (losses) are as follows:

	31.12.2001	**30.06.2002**
Derivative contracts on currencies		
- gains	13	85
- losses	(13)	(6)
Total		

Commitments relating to hedging contracts with Eni Group companies amounted to 984 million euros (1.028 million euros at 31.12.2001).

Off balance sheet commitments and contingencies

The parent company, for the benefit of its customers, is committed to fulfilling the contractual obligations entered into by a subsidiary or associated company where they fail to meet these obligations themselves, as well as paying for any damages incurred as a result of any failure to meet their obligations.

These commitments guarantee to cover contracts for the total value of 2.439 million euros (2.755 million euros at 31st December 2001).

82.4776

INCOME STATEMENT

TURNOVER

Turnover amounted to 1,273 million euros, an increase of 548 million euros versus the first half of 2001. A breakdown of the turnover by business sector is set out below:

(Million euros)

Business sector	First half 2001	**First half 2002**
Offshore Construction	405	788
Leased FPSO	9	17
Offshore Drilling	144	169
Onshore Drilling	74	103
Onshore Construction	93	196
Total	**725**	**1,273**

Turnover by geographical area is as follows:

(Million euros)

Geographical Area (*)	First half 2001	**First half 2002**
Italy	51	37
North Sea	127	133
Rest of Europe	123	435
Africa	219	258
Middle and Far East	111	250
Americas	94	160
Total	**725**	**1,273**

(*) Based on final destination of services

Turnover for the period from Eni Group companies amounted to 141 million euros.

Variations to contract work in progress

Variations requested by the client to work in progress during the first half of 2002 increased by 51 million euros (the increase in the first half of 2001 amounted to 11 million euros) and relates to Onshore and Offshore Construction sector.

Increase in internal work capitalised under fixed assets

Capitalisation of costs for internal construction works amounted to 12 million euros.

Other revenues and income

Other revenues and income amounted to 10 million euros, an increase of 1 million euros versus the first half of 2001; breakdown is as follows:

(Million euros)

	First half 2001	**First half 2002**
Utilisation of provisions for contingencies	2	1
Gains on the sale of tangible fixed assets	2	4
Compensation for damages	1	1
Other	4	4
Total	**9**	**10**

OPERATING EXPENSES

Raw materials, consumables and supplies

They amounted to 183 million euros, a decrease of 68 million euros versus the first half of 2001 and comprise costs for the purchase of raw materials used in operating activities as well as spare parts, consumables and supplies (9 million euros worth of materials were purchased from Eni Group companies).

Services

Costs for services amounted to 416 million euros, an increase of 151 million euros versus the first half of 2001.
Costs comprise sub-contracting, engineering and project management, insurance, transport, consulting and technical services, maintenance, post, telegraph and telephone services, personnel and other generic services (37 million euros in respect of Eni Group companies).
These costs include brokerage fees of 1 million euros (2 million euros in the first half 2001).

Use of third party assets

Costs for use of third party assets amounted to 199 million euros, an increase of 163 million euros versus the first half 2001.
These costs comprise lease and rentals of vessels, motor vehicles, land and buildings as well as costs for licences and industrial patents (4 million euros in respect of Eni Group companies).

Payroll and related costs

Payroll costs amounted to 245 million euros, an increase of 87 million euros versus the first half 2001.
Costs include employee wages and salaries, termination benefits, accrued holidays, social security contribution in compliance with current national labour contracts and legislation.
Employee numbers and breakdown are shown under the section "Human Resources".

Amortisation, depreciation and write-downs

They amounted to 128 million euros, an increase of 48 million euros versus the first half 2001, and include amortisation and depreciation of intangible (13 million euros) and tangible (115 million euros) fixed assets.

Variations in raw materials, consumables and supplies

Costs comprise variations affecting spare parts and consumables for internal use, rather than resale, and amounted to 8 million euros.

Other provisions

Other provisions amounted to 11 million euros, an increase of 7 million euros versus the first half 2001. They include contributions by foreign subsidiaries to the fund for periodic maintenance of vessels (6 million euros) as well as the fund for losses on long term contract (5 million euros).

Other operating costs

Other operating costs amounted to 2 million euros, a decrease of 1 million euros versus the first half 2001; they comprise:

(Million euros)

	First half 2001	First half 2002
Taxation and customs duty	2	2
Other indirect taxes and charges	1	-
Total	**3**	**2**

Other financial income

Other financial income amounted to 37 million euros, a decrease of 16 million euros versus the first half 2001; it comprises:

(Million euros)

	First half 2001	**First half 2002**
- Exchange rate gains	46	27
- Interest from Eni Group financing companies	-	8
- Interest on bank deposits and current accounts	2	-
- Interest on receivables from non consolidated subsidiaries	2	-
- Interest from associated companies	1	-
- Interest from receivables from others	1	2
- Interest on tax credits	1	-
Total	**53**	**37**

Interest and other financial expenses

They amounted to 57 million euros, a decrease of 16 million euros versus the first half 2001, as follows:

(Million euros)

	First half 2001	**First half 2002**
- Exchange rate losses	43	27
- Interest due to Eni Group financing companies	15	19
- Expenses on contracts for hedging of exchange rate	9	-
- Interest and other charges due to banks	6	11
Total	**73**	**57**

EXTRAORDINARY INCOME AND EXPENSES

Expenses

Extraordinary expenses amounted to 2 million euros and relate entirely to legal expenses sustained by a foreign subsidiary company for ongoing legal proceedings.

INCOME TAXES

Income tax amounted to 35 million euros, an increase of 18 million euros versus the first half 2001. This increase is attributable mainly to a higher taxable income.

NET INCOME FOR THE PERIOD

During the first half 2002, net income amounted to 112 million euros, an increase of 57 million euros versus the same period 2001. Third party income amounted to 1 million euros.

82.4776

RECLASSIFIED BALANCE SHEET

(Million euros)

	30-06-2001		31-12-2001		30-06-2002	
Tangible fixed assets	1,403		1,440		1,566	
Intangible fixed assets	31		94		88	
Net tangible and intangible fixed assets	1,434		1,534		1,654	
- Offshore Construction		590		613		735
- Leased FPSO		45		45		39
- Offshore Drilling		605		617		620
- Onshore Drilling		72		138		147
- Onshore Construction		85		79		69
- Other		37		42		44
Financial investments	6		6		7	
Non current assets (a)		**1,440**		**1,540**		**1,661**
Inventories	153		163		236	
Current assets	887		1,015		950	
Current liabilities	(775)		(828)		(835)	
Provisions for contingencies and other charges	(55)		(66)		(77)	
Net current assets (b)		**210**		**284**		**274**
Employee termination benefits (c)		**(23)**		**(24)**		**(24)**
Capital employed (d=a+b-c)		**1,627**		**1,800**		**1,911**
Group shareholders' equity (e)		**1,050**		**1,156**		**1,200**
Minority interest in net equity (f)		**-**		**2**		**48**
Net financial debt - medium and long term	128		116		102	
Net financial debt - short term	449		526		561	
Net debt (g)		**577**		**642**		**663**
Cover (h = e + f + g)		**1,627**		**1,800**		**1,911**

82.4776

RECLASSIFIED INCOME STATEMENT

	First half 2001	Year 2001	(Million euros) **First half 2002**
BY NATURE OF COST			
Operating revenues	**736**	**1,923**	**1,324**
Other income and revenues	9	17	10
Purchases, services and other costs	(416)	(1,133)	(793)
Payroll and related costs	(157)	(360)	(243)
Gross operating income (a)	**172**	**447**	**298**
Amortisation, depreciation and write-downs (b)	(80)	(191)	(128)
Operating income (c=a-b)	**92**	**256**	**170**
Financial expenses,net (d)	(20)	(35	(20)
Income from investments, net (e)	1	1	-
Income before extraordinary items and income taxes (f= c - d + e)	**73**	**22**	**150**
Extraordinary expenses (g)	(1)	(3)	(2)
Income before income taxes (h = f - g)	**72**	**219**	**148**
Income taxes (i)	(17)	(51)	(35)
Income before minority interests (l = h – l)	**55**	**168**	**113**
Minority interest (m)	-	-	(1)
Net income for the period (n = l - m)	**55**	**168**	**112**

RECLASSIFIED INCOME STATEMENT

(Million euros)

	First half 2001	2001	First half 2002
BY DESTINATION OF COST			
Operating revenues	736	1,923	1,324
Production costs	(579)	(1,518)	(1,089)
Idle costs	(21)	(41)	(18)
Selling expenses	(11)	(27)	(14)
Research and development costs	(1)	(2)	(1)
Other operating income, net	3	(8)	6
Contribution from operations	127	327	208
General and administrative expenses	(35)	(71)	(38
Operating income	92	256	170
Financial expenses, net	(20)	(35)	(20)
Income from investments, net	1	1	-
Income before extraordinary expenses and income taxes	73	222	150
Extraordinary expenses	(1)	(3)	(2)
Income before income taxes	72	219	148
Income taxes	(17)	(51)	(35)
Income before minority interest	55	168	113
Minority interest	-	-	(1)
Net income for the period	55	168	112

INDEPENDENT AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

RECONTA ERNST & YOUNG

Via Torino 68
20123 Milano

Tel.: (02) 722121 (50 linee)
Fax: (02) 72212037 72212038

AUDITORS' REPORT ON THE REVIEW OF THE MANAGEMENT REPORT FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2002 OF SAIPEM S.p.A.

(Translation from the original Italian version)

To the Shareholders of
Saipem S.p.A.

1. We have performed the review of the Management Report of Saipem S.p.A. as of and for the six month period ended June 30, 2002, represented by the statements of Interim Consolidated Balance Sheet and Interim Consolidated Statement of Income and related Notes. We have also reviewed that part of the financial information presented by the Board of Directors in the Management Report with respect of their discussions and analyses of the consolidated operations of Saipem S.p.A., solely for the purpose of evaluating its consistency with the above mentioned statements and related Notes.

2. Our review was conducted in accordance with auditing standards governing review of interim financial statements recommended by CONSOB (the Italian Stock Exchange Regulatory Agency) in its resolution No. 10867 of July 31, 1997. A review consists mainly of obtaining relevant information with respect to the data included in the statements identified in paragraph 1 of this report and the consistency of the accounting principles applied through discussions with appropriate members of management, and analytical procedures applied to the financial data presented in such statements. A review does not include performing auditing procedures such as tests of compliance of internal controls and substantive procedures on assets and liabilities. Consequently, the scope of a review engagement provides significantly less assurance than a full scope audit performed in accordance with generally accepted auditing standards. Accordingly we do not express an audit opinion on the statements identified in paragraph 1 of this report and related Notes of Saipem S.p.A. as of and for the six month period ended June 30, 2002 as we do in connection with reporting on full scope audit of the annual consolidated financial statements of Saipem S.p.A.

3. With respect to the consolidated comparative data as of and for the year ended December 31, 2001 and for the six months period ended June 30, 2001, reference should be made to our audit and review reports issued on April 9, 2002 and on September 19, 2001, respectively.

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G. D. Romagnosi 18/A
Capitale Sociale € 1.043.330,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

ƎJ RECONTA ERNST & YOUNG

4. Based on our review, we did not become aware of any significant modifications that should be made to the statements and related Notes identified in paragraph 1 of this report, in order for them to be in conformity with the criteria for the presentation of the semi-annual interim Management Report, stated by art. 81 of CONSOB regulations as approved in its resolution No. 11971 of May 14, 1999 and subsequent modifications.

Milan, September 20, 2002

Reconta Ernst & Young S.p.A.
Signed by: Pietro Carena

82.4776

Saipem

Eni
GROUP

Press release

Saipem awarded two contracts offshore Libya totalling approximately Euro 685 million

Saipem, an Eni Company, announces the award of two major contracts offshore Libya for a total of approximately Euro 685 million. The award follows international tender submitted by major competitors.

Contract number 1

The first contract has a total value of approximately Euro 285 million and involves the laying of a 540 km, 32" diameter gas pipeline linking Mellitah, on the Libyan coast, to Gela, Sicily, at a maximum water depth of 1,160 metres. The contract has been awarded by Greenstream, a company jointly owned by the National Libyan Company NOC and Eni.

Pipelaying activities will be carried out during the second half of 2003 by the vessel Castoro Sei. The project is scheduled to be completed in June 2004.

Contract number 2

The second contract, with a total value of approximately Euro 400 million, comprises the project management, engineering, procurement, fabrication, transport and installation of two pipelines linking the "Sabratha" offshore platform, about 100 Km north of Tripoli, to Mellitah on the Libyan coast, in addition to fabrication and installation of auxiliary facilities. The contract has been awarded by Agip Gas, a company equally owned by the National Libyan Company NOC and Eni.

The project will be carried out by the vessel Castoro Sei during the first half of 2004 and will be completed in second quarter 2005.

S. Donato Milanese, 8th November 2002

82.4776

Saipem

Eni GROUP

PRESS RELEASE

THIRD QUARTER REPORT AT 30th SEPTEMBER 2002

The Board of Directors of Saipem S.p.A. has today reviewed the Saipem Group (unaudited) consolidated Financial Statements relating to the third quarter ended 30th September 2002, which includes the effects of the consolidation, from 1st July 2002, of Bouygues Offshore (renamed Saipem s.a. on 15th October 2002).

Third Quarter 2002

(Figures do not include Bouygues Offshore results)

Revenues totalled € 575 million (546 in third quarter 2001).

Operating Income amounted to € 64 million (71 in third quarter 2001).

Net Income amounted to € 42 million (47 in third quarter 2001).

Cash flow (net income plus depreciation and amortisation) amounted to € 94 million (91 in third quarter 2001).

(Figures include Bouygues Offshore results)

Revenues totalled € 854 million.

Operating Income amounted to € 70 million.

Net Income amounted to € 41 million.

Cash flow amounted to € 110 million.

First Nine Months 2002

(Figures do not include Bouygues Offshore results)

Revenues totalled € 1,899 million (1,282 in the first nine months of 2001).

Operating Income amounted to € 234 million (163 in the first nine months of 2001).

Net Income amounted to € 154 million (102 in the first nine months of 2001).

Cash flow amounted to € 334 million (226 in the first nine months of 2001).

(Figures include Bouygues Offshore 3rd Quarter results)

Revenues totalled € 2,178 million.

Operating Income amounted to € 240 million.

Net Income amounted to € 153 million.

Cash flow amounted to € 359 million.

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore Construction sectors, L.N.G., and, to a lesser extent, in the Drilling, Leased FPSO and M.M.O. sectors, are not consistent over time, as they are not only influenced by market performance but also by climatic conditions and single project schedules. Consequently, the results from any one particular fiscal period or fraction thereof can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years and do not allow for extrapolation of figures from a single quarter to the entire year.

As from this 3rd Quarter Report, data will include Bouygues Offshore results consolidated using the full integration method. Information by business sector will reflect the new Group structure, as illustrated in the press release of 30th July 2002. This Report will therefore contain results by business sector as follows: Offshore Construction, Onshore Construction, L.N.G. (Liquefied Natural Gas), M.M.O. (Maintenance, Modification & Operation), Drilling (Offshore and Onshore) and Leased FPSO.

Investments in the first nine months of 2002 amounted to € 1,347 million (259 million in the same period 2001) and involved company acquisition amounting to € 1,206 million (Bouygues Offshore - € 1,037, European Marine Contractors - € 139 million, SaiClo – € 30 million) in addition to upgrading of the Offshore Construction fleet, Onshore & Offshore Drilling rigs and the conversion of a tanker into an FPSO Unit.

Investments in the third quarter (€ 1,079 million) increased by € 945 million compared to the same period in 2001 (€ 134 million), due to the acquisition of Bouygues Offshore.

Net financial debt at 30th September 2002 amounted to € 1,384 million, an increase of € 742 million compared to 31st December 2001 (€ 642 million).

This increase in financial debt occurred, for the most part, in the third quarter and is due to the acquisition of Bouygues Offshore.

New orders and backlog

Saipem

Eni GROUP

During the first nine months of 2002, Saipem 'stand alone' was awarded new orders totalling € 2,374 million (€ 1,815 million in the same period 2001), of which € 1,609 million apply to the Offshore Construction sector, € 303 million to Onshore Construction, € 346 million to Offshore Drilling, € 90 million to Onshore Drilling, € 17 million to Leased FPSO and € 9 million to the L.N.G. sector.

Contracts awarded to Bouygues Offshore in the 3rd quarter amounted to € 1,110 million, of which € 980 million apply to Offshore Construction, € 28 million to Onshore Construction, € 65 million to L.N.G. and € 37 million to the M.M.O. sector. Moreover, the backlog benefits from Bouygues Offshore's order backlog at date of acquisition amounting to € 1,119 million (€ 394 million apply to Offshore Construction, € 392 million Onshore Construction, € 258 million L.N.G. and € 75 million M.M.O.).

The order backlog at 30th September 2002 reached a record level of € 5,278 million, as a result of the new contracts awarded and the acquisition of Bouygues Offshore.

The most significant orders awarded in the third quarter 2002 include:

Offshore Construction:

- the EPIC (Engineering, Procurement, Installation & Construction) type project ERHA, on behalf of Esso Exploration & Production Nigeria Ltd, involving the full implementation of an FPSO system in Nigeria. The contract was awarded to Bouygues Offshore;
- the EPIC project Yoho, on behalf of Mobil Producing Nigeria Unlimited, involving the installation of a platform and laying of subsea pipelines in Nigerian waters. The contract was awarded to SaiBos;
- the EPIC project NC41 on behalf of Agip Gas BV in Libya, involving the installation of a subsea production system. The contract was awarded to Bouygues Offshore;
- the South Pars 4&5 Pipelines project on behalf of Agip Iran BV, involving the laying of two subsea pipelines in Iranian waters. The contract was awarded to Saipem S.p.A.

Offshore Drilling:

- The three-year charter, with the option of a further sixteen months, of the semi-submersible platform Scarabeo 5 on behalf of Statoil in Norway.

Onshore Drilling:

- The one-year charter of a rig in Nigeria on behalf of Naoc.

Maintenance, Modification & Operations (M.M.O.):

- The renewal of the Global Maintenance contract of the Angola plants on behalf of TotalFinaElf.

Management expectations for 2002

The results achieved in the first nine months, together with the high level of backlog, reinforce expectations for 2002 to repeat and improve on the record results of 2001 referred to in earlier press releases.

In summary therefore, for the full fiscal year 2002, we expect a net income for the group, including the effects of the Bouygues Offshore acquisition, to be approximately 10% higher that for the fiscal year 2001.

Capital expenditure for 2002, aimed at maintaining and upgrading the fleet and equipment, is expected to amount to € 180 million (versus the previous estimate of € 180 million, which referred to Saipem stand alone); capital expenditure for the new FPSO vessel to carry out the Okono/Okpoho project in Nigeria will amount to approximately € 20 million (versus the previous estimate of € 50 million; this discrepancy is attributable to the different distribution of investment between the years 2002 and 2003).

The Board of Directors of Saipem S.p.A. has also reviewed the Group's financial position and profitability by business sector.

(In the following tables, data pertaining to Bouygues Offshore can be found under the caption 'Bos')

Financial position

Net financial debt at 30th September 2002 increased by € 742 million versus 31st December 2001. This increase can be attributed to:

outflows

- capital expenditure on fixed tangible and intangible assets amounting to € 141 million;
- company acquisitions amounting to € 1,206 million;
- distribution of dividends amounting to € 56 million;
- capital expenditure in non-consolidated investments of € 3 million;

inflows

- cash flow (net income plus depreciation and amortisation) of € 350 million;
- decrease in net current assets of € 257 million;
- increase in minority interest in net equity of € 48 million;
- sale of tangible fixed assets amounting to € 7 million;
- increase in share capital and reserves, following stock option exercise, of € 2 million.

Saipem

Eni GROUP

Analysis by business sector

Offshore Construction:

(million euros)

Third Quarter	Saipem	Saipem 'stand alone'		Bos	Saipem Consolidated
	2001	2002		2002	2002
Operating revenues	328	278		100	378
Operating expenses, net of cost of materials	(221)	(170)		(46)	(216)
Cost of materials	(38)	(47)		(36)	(83)
Depreciation and amortisation	(18)	(20)		(3)	(23)
Contribution from operations (*)	51	41		15	56
Depreciation of purchase cost allocated to Bos equipment					(1)
Bos goodwill amortisation					(4)
Contribution from operations, net					51
New orders awarded	330	317	(**)	980	1,297

(million euros)

First nine months	Saipem	Saipem 'stand alone'		Bos 3rd Quarter	Saipem Consolidated
	2001	2002		2002	2002
Operating revenues	742	1,119		100	1,219
Operating expenses, net of cost of materials	(472)	(701)		(46)	(747)
Cost of materials	(110)	(166)		(36)	(202)
Depreciation and amortisation	(52)	(85)		(3)	(88)
Contribution from operations (*)	108	167		15	182
Depreciation of purchase cost allocated to Bos equipment					(1)
Bos goodwill amortisation					(4)
Contribution from operations, net					177
New orders awarded	834	1,609	(**)	980	2,589

(*) *Operating income before general and administrative expenses*
(**) *Does not include the award of new orders totalling 685 millions euro announced in the press release dated 8th November 2002*

The backlog at 30th September 2002 amounted to € 2,993 million, of which 420 million are to be realised in the fourth quarter 2002.

Saipem

Saipem 'stand alone'

- Operating revenues for the first nine months of 2002 amounted to € 1,119 million, an increase of € 377 million (+51%) versus the same period 2001, on account of the Blue Stream project as well as increased activities in West Africa and the Far East.
  Operating revenues decreased in the third quarter due to the substantial completion, in June, of the Blue Stream project and the fact that several new projects are at the engineering stage, which generates lower volumes of revenues.

- Contribution from operations for the first nine months of 2002 amounted to € 167 million, equal to 14.9% of revenues, versus € 108 million, 14.6% of revenues for the same period 2001. Increased profitability is attributable to high utilisation of vessels and high returns on completed projects as well as projects currently under execution.

Saipem/ Bouygues Offshore

- Operating revenues generated by Bouygues Offshore during the third quarter are mainly attributable to ongoing projects in West Africa with profitability levels comparable to those achieved by Saipem. Consequently, profitability at consolidated level for the first nine months and before goodwill amortisation amounted to approximately 14.9% of revenues.

Saipem

Eni GROUP

Onshore Construction:

(million euros)

Third quarter	Saipem 2001	Saipem 'stand alone' 2002	Bos 2002	Saipem Consolidated 2002
Operating revenues	94	147	93	240
Operating expenses, net of cost of materials	(60)	(90)	(55)	(145)
Cost of materials	(20)	(36)	(32)	(68)
Depreciation and amortisation	(5)	(6)	(3)	(9)
Contribution from operations (*)	9	15	3	18
Bos goodwill amortisation				(2)
Contribution from operations, net				16
New orders awarded	30	3	28	31

(million euros)

First nine months	Saipem 2001	Saipem 'stand alone' 2002	Bos (**) 3rd Quarter 2002	Saipem Consolidated 2002
Operating revenues	189	335	93	428
Operating expenses, net of cost of materials	(117)	(210)	(55)	(265)
Cost of materials	(43)	(73)	(32)	(105)
Depreciation and amortisation	(13)	(19)	(3)	(22)
Contribution from operations (*)	16	33	3	36
Bos goodwill amortisation				(2)
Contribution from operations, net				34
New orders awarded	233	303	28	331

(*) *Operating income before general and administrative expenses*
(**) *Includes data previously classified by Bos as Chemical & Refining*

The backlog at 30th September 2002 amounted to € 872 million, of which 255 million are to be realised in the fourth quarter 2002.

Saipem 'stand alone'

- In the first nine months of 2002, full scale operations on ongoing projects in Kazakhstan and Saudi Arabia contributed to achieve revenues exceeding by € 146 million (+77%) those for the same period 2001.

- Contribution from operations for the first nine months of 2002 amounted to € 33 million, 9.9% of revenues, versus € 16 million, equal to 8.5% of revenues for the same period 2001. The improvement in profitability can be attributed to the execution of complex projects in challenging areas where the Group has a competitive advantage over local operators.

Saipem/ Bouygues Offshore

- Operating revenues generated by Bouygues Offshore during the third quarter are mainly attributable to ongoing projects in Russia and Africa. Low margins are due to significant commercial costs incurred during the quarter.

Liquefied Natural Gas (L.N.G.):

(million euros)

Third quarter	Saipem (**) 2001	Saipem (**) 'stand alone' 2002	Bos (***) 2002	Saipem Consolidated 2002
Operating revenues	3	3	47	50
Operating expenses	(1)	(1)	(40)	(41)
Depreciation and amortisation	(2)	(2)	(1)	(3)
Contribution from operations (*)	–	–	6	6
Bos goodwill amortisation				(2)
Contribution from operations, net				4
New orders awarded	3	3	65	68

(million euros)

First nine months	Saipem 2001	Saipem 'stand alone' 2002	Bos 3rd Quarter 2002	Saipem Consolidated 2002
Operating revenues	3	9	47	56
Operating expenses	(1)	(3)	(40)	(43)
Depreciation and amortisation	(2)	(5)	(1)	(6)
Contribution from operations (*)	–	1	6	7
Bos goodwill amortisation				(2)
Contribution from operations, net				5
New orders awarded	3	9	65	74

(*) *Operating income before general and administrative expenses*
(**) *Data previously included under Offshore Construction*
(***) *Includes data previously classified by Bos as 'River & Maritime'*

The backlog at 30th September 2002 amounted to € 276 million, of which 60 million are to be realised in the fourth quarter 2002.

- Operating revenues and contribution from operations for the quarter are good and reflect the positive trend of this business sector, thanks to the commencement of new contracts in North Africa, Spain and India as well as full scale operations of a contract in Santo Domingo.

Maintenance, Modification & Operations (M.M.O.):

(million euros)

Third quarter	Bos 2002	Saipem Consolidated 2002
Operating revenues	39	39
Operating expenses	(35)	(35)
Depreciation and amortisation	(1)	(1)
Contribution from operations (*)	3	3
Bos goodwill amortisation		(1)
Contribution from operations, net		2
New orders awarded	37	37

(*) *Operating income before general and administrative expenses*

The backlog at 30th September 2002 amounted to € 73 million, of which 30 million are to be realised in the fourth quarter 2002.

- Operating revenues and contribution from operations as reported by Bouygues Offshore for the quarter are largely stable with respect to previous quarters.

82.4776

Saipem

Eni GROUP

Offshore Drilling:

(million euros)

	Saipem Third quarter		Saipem First nine months	
	2001	2002	2001	2002
Operating revenues	75	85	219	254
Operating expenses	(42)	(54)	(114)	(154)
Depreciation and amortisation	(10)	(11)	(31)	(33)
Contribution from operations (*)	23	20	74	67
New orders awarded	22	172	276	346

(*) *Operating income before general and administrative expenses*

The backlog at 30th September 2002 amounted to € 638 million, of which 79 million are to be realised in the fourth quarter 2002.

- Operating revenues for the first nine months of the year showed a 16% increase versus the same period of 2001, mainly due to the operations of the semi-submersible platform Scarabeo 7, which underwent upgrading works during the first quarter of the previous year.
- Contribution from operations decreased by € 7 million versus the first nine months of 2001, with a margin on revenue declining from 34% to 26%. The reduction in profitability is attributable to the down-time and reduced rate for the drillship Saipem 10000.
- Vessel utilisation was as follows:

Vessel	*days under contract*	
Semi-submersible platform Scarabeo 3	273	
Semi-submersible platform Scarabeo 4	258	**a**
Semi-submersible platform Scarabeo 5	273	
Semi-submersible platform Scarabeo 6	273	
Semi-submersible platform Scarabeo 7	262	**a**
Drillship Saipem 10000	228	**b**
Jack-up Perro Negro 2	172	**c**
Jack-up Perro Negro 3	273	
Jack-up Perro Negro 4	267	**a**
Jack-up Perro Negro 5	228	**a**

a = for the remaining days (to 273) the vessel underwent structural repairs.

b = the residual 45 days comprise: 28 days not covered by the "loss of hire" insurance policy and 17 days for completion of repair works.

c = for the remaining days (to 273), the vessel was upgraded in readiness for a new contract in Saudi Arabia.

Saipem

Eni GROUP

Onshore Drilling:

(million euros)

	Saipem Third quarter 2001	Saipem Third quarter 2002	Saipem First nine months 2001	Saipem First nine months 2002
Operating revenues	41	54	115	157
Operating expenses	(31)	(41)	(86)	(120)
Depreciation and amortisation	(5)	(7)	(14)	(20)
Contribution from operations (*)	5	6	15	17
New orders awarded	75	14	295	90

(*) *Operating income before general and administrative expenses*

The backlog at 30th September 2002 amounted to € 250 million, of which 42 million are to be realised in the fourth quarter 2002.

- Operating revenues for the first nine months of 2002 were 37% higher than those for the same period in 2001, mainly due to the full utilisation of the eight rigs in Saudi Arabia.

- Contribution from operations increased by € 2 million versus the same period in 2001, with a decrease from 13% to 10.8% as a percentage of revenues. This was mainly attributable to costs associated with the commissioning of the latest two rigs in Saudi Arabia and to higher amortisation linked to capital expended for the execution of new contracts.

- Average utilisation of onshore rigs in the first nine months of 2002 reached 89% (70% in the same period 2001); rigs were located as follows: 13 in Peru, 3 in Italy, 3 in Nigeria, 2 in Algeria, 1 in Egypt, 2 in Kazakhstan, 1 in Russia and 8 in Saudi Arabia. In addition, 8 third-party rigs were deployed in Peru and 1 in Kazakhstan by the joint-company SaiPar. Finally, 4 rigs owned jointly with third parties operated as follows: 1 in Italy, 1 in Venezuela and 2 in Kazakhstan.

Saipem

Eni GROUP

Leased FPSO:

(million euros)

	Saipem Third quarter 2001	Saipem Third quarter 2002	Saipem First nine months 2001	Saipem First nine months 2002
Operating revenues	5	8	14	25
Operating expenses	(1)	(2)	(3)	(5)
Depreciation and amortisation	(3)	(4)	(8)	(13)
Contribution from operations (*)	1	2	3	7
New orders awarded	174	-	174	17

(*) *Operating income before general and administrative expenses*

The backlog at 30th September 2002 amounted to € 176 million, of which 8 million are to be realised in the fourth quarter 2002.

- In the first nine months of 2002, operating revenues and associated profitability increased as a result of operations carried out by the new floating production unit FPSO-Jamestown. Contribution from operations amounted to € 7 million, equal to 28% of revenues, versus € 3 million, equal to 21% of revenues for the same period in 2001.

- The production vessels FPSO–Firenze and FPSO–Jamestown have been in continuous operation since the beginning of the year.

Attachments:

- Reclassified Consolidated Balance Sheet and Reclassified Consolidated Income Statements by nature and destination of costs.

San Donato Milanese, 12th November 2002

82.4776

Saipem

Eni GROUP

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(milioni di euro)

	31st December 2001 Saipem	30th September 2002 (*) Saipem "stand alone"	Bos	Effect of Acquisition	Saipem Consolidated
Net tangible fixed assets	1.440	1.560	184	19	1.763
Net intangible fixed assets	94	89	–	803	892
	1.534	1.649	184	822	2.655
- Offshore Construction	613	729	139	412	1.280
- Onshore Construction	79	66	35	164	265
- LNG	–	–	2	164	166
- MMO	–	–	7	82	89
- Offshore Drilling	617	613	–	–	613
- Onshore Drilling	138	151	–	–	151
- Leased FPSO	45	46	–	–	46
- Other	42	44	1	–	45
Financial investments	6	7	24	–	31
Non-current assets	**1.540**	**1.656**	**208**	**822**	**2.686**
Working capital	350	285	(98)	(28)	159
Provision for contingencies	(66)	(77)	(55)	–	(132)
Net current assets	**284**	**208**	**(153)**	**(28) (**)**	**27**
Employee termination benefits	**(24)**	**(24)**	–	–	**(24)**
CAPITAL EMOPLOYED	**1.800**	**1.840**	**55**	**794**	**2.689**
Net equity	**1.156**	**1.255**	**191**	**(191)**	**1.255**
Minority interest in net equity	**2**	**49**	**1**	–	**50**
Net debt	**642**	**536**	**(137)**	**985**	**1.384**
COVER	**1.800**	**1.840**	**55**	**794**	**2.689**
Shares issued and outstanding	**440,270,300**				**440,697,000**

(*) Data does not include the effects of translation adjustments, in the first nine months of 2002, resulting from the conversion into euros of Group companies financial statements in foreign currency.

(**) Includes € 30 million not yet paid at 30th September 2002; this sum is part of Bouygues Offshore acquisition price and associated direct expenses

82.4776

Saipem

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS BY NATURE OF COSTS

(million euros)

Third quarter 2002	Saipem 2001	Saipem "stand alone" 2002	Bos 2002	Saipem Consolidated 2002	
Operating revenues	546	575	279	854	
Other revenues and income	3	2	1	3	
Purchases, services and other costs	(329)	(334)	(179)	(513)	
Payroll and related costs	(105)	(127)	(78)	(205)	
GROSS OPERATING INCOME	**115**	**116**	**23**	**139**	
Amortisation, depreciation and write-downs	(44)	(52)	(7)	(59)	
Depreciation of purchase cost allocated to Bos equipment	–	–	–	(1)	
Bos Goodwill amortisation	–	–	–	(9)	
OPERATING INCOME	**71**	**64**	**16**	**70**	
Financial income (expenses), net	(8)	(9)	1	(15)	(a)
INCOME BEFORE INCOME TAXES	**63**	**55**	**17**	**55**	
Income taxes	(16)	(13)	(3)	(14)	(b)
NET INCOME BEFORE MINORITY INTEREST	**47**	**42**	**14**	**41**	
Minority interest	–	–	–	–	
NET INCOME	**47**	**42**	**14**	**41**	
CASH FLOW (Net income + Depreciation and amortisation)	**91**	**94**		**110**	

(a) Includes interest expenses of € 7 million due to interests on debt resulting from Bouygues Offshore's acquisition.
(b) Includes a positive amount of € 2 million due to tax relief on financial expenses, as per a) above.

82.4776

Saipem

Eni GROUP

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS BY NATURE OF COSTS

(million euros)

First nine months 2002	Saipem 2001	Saipem "stand alone" 2002	Bos 3rd Quarter 2002	Saipem Consolidated 2002	
Operating revenues	1.282	1.899	279	2.178	
Other revenues and income	13	12	1	13	
Purchases, services and other costs	(745)	(1.127)	(179)	(1.306)	
Payroll and related costs	(263)	(370)	(78)	(448)	
GROSS OPERATING INCOME	**287**	**414**	**23**	**437**	
Amortisation, depreciation and write-downs	(124)	(180)	(7)	(187)	
Depreciation of purchase cost allocated to Bos equipment	–	–	–	(1)	
Bos Goodwill amortisation	–	–	–	(9)	
OPERATING INCOME	**163**	**234**	**16**	**240**	
Financial income (expenses), net	(27)	(29)	1	(35)	(a)
INCOME BEFORE EXTRAORDINARY EXPENSES AND INCOME TAXES	**136**	**205**	**17**	**205**	
Extraordinary expenses	(1)	(2)	–	(2)	
INCOME BEFORE INCOME TAXES	**135**	**203**	**17**	**203**	
Income taxes	(33)	(48)	(3)	(49)	(b)
NET INCOME BEFORE MINORITY INTEREST	**102**	**155**	**14**	**154**	
Minority interest	–	(1)	–	(1)	
NET INCOME	**102**	**154**	**14**	**153**	
CASH FLOW (Net income + Depreciation and amortisation)	**226**	**334**		**350**	

(a) Includes interest expenses of € 7 million due to interests on debt resulting from Bouygues Offshore's acquisition.
(b) Includes a positive amount of € 2 million due to tax relief on financial expenses, as per a) above.

82.4776

Saipem

Eni GROUP

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS BY DESTINATION OF COSTS

(million euros)

Third quarter 2002	Saipem 2001	Saipem "stand alone" 2002	Bos 2002	Saipem Consolidated 2002	
Operating revenues	546	575	279	854	
Production costs	(440)	(468)	(241)	(719)	(a)
Idle costs	(6)	(13)	(1)	(14)	
Selling expenses	(8)	(8)	(9)	(17)	
Research and development costs	–	–	(1)	(1)	
Other operating income, net	(3)	(2)	–	(2)	
CONTRIBUTION FROM OPERATIONS	**89**	**84**	**27**	**101**	
General and administrative expenses	(18)	(20)	(11)	(31)	
OPERATING INCOME	**71**	**64**	**16**	**70**	
Financial income (expenses), net	(8)	(9)	1	(15)	(b)
INCOME BEFORE INCOME TAXES	**63**	**55**	**17**	**55**	
Income taxes	(16)	(13)	(3)	(14)	(c)
NET INCOME BEFORE MINORITY INTEREST	**47**	**42**	**14**	**41**	
Minority interest	–	–	–	–	
NET INCOME	**47**	**42**	**14**	**41**	
CASH FLOW (Net income + Depreciation and amortisation)	**91**	**94**		**110**	

(a) Includes amortisation of € 10 million resulting from the Goodwill as well as the purchase cost allocated to Bouygues Offshore equipment.
(b) Includes interest expenses of € 7 million due to interests on debt resulting from Bouygues Offshore's acquisition.
(c) Includes a positive amount of € 2 million due to tax relief on financial expenses, as per a) above.

Saipem

Eni GROUP

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS BY DESTINATION OF COSTS

(million euros)

First nine months 2002	Saipem 2001	Saipem "stand alone" 2002	Bos 3rd Quarter 2002	Saipem Consolidated 2002	
Operating revenues	1.282	1.899	279	2.178	
Production costs	(1.020)	(1.557)	(241)	(1.808)	(a)
Idle costs	(27)	(31)	(1)	(32)	
Selling expenses	(19)	(22)	(9)	(31)	
Research and development costs	(1)	(1)	(1)	(2)	
Other operating income, net	1	4	–	4	
CONTRIBUTION FROM OPERATIONS	**216**	**292**	**27**	**309**	
General and administrative expenses	(53)	(58)	(11)	(69)	
OPERATING INCOME	**163**	**234**	**16**	**240**	
Financial income (expenses), net	(27)	(29)	1	(35)	(b)
INCOME BEFORE EXTRAORDINARY EXPENSES AND INCOME TAXES	**136**	**205**	**17**	**205**	
Extraordinary expenses	(1)	(2)	–	(2)	
INCOME BEFORE INCOME TAXES	**135**	**203**	**17**	**203**	
Income taxes	(33)	(48)	(3)	(49)	(c)
NET INCOME BEFORE MINORITY INTEREST	**102**	**155**	**14**	**154**	
Minority interest	–	(1)	–	(1)	
NET INCOME	**102**	**154**	**14**	**153**	
CASH FLOW (Net income + Depreciation and amortisation)	**226**	**334**		**350**	

(a) Includes amortisation of € 10 million resulting from the Goodwill as well as the purchase cost allocated to Bouygues Offshore equipment.
(c) Includes interest expenses of € 7 million due to interests on debt resulting from Bouygues Offshore's acquisition.
(d) Includes a positive amount of € 2 million due to tax relief on financial expenses, as per a) above.